Office DEPOT

2001 ANNUAL REPORT

Company Profile

RESPECT FOR THE INDIVIDUAL

FANATICAL CUSTOMER SERVICE

EXCELLENCE IN EXECUTION

OFFICE DEPOT, INC. is the world's largest supplier of office products and services. The Company sells office supplies, business machines, computers, computer software and office furniture, as well as copy, print, reproduction, mailing and shipping services to small office/home office (SoHo), medium and large businesses in the United States and 17 other countries around the globe. Office Depot operates under brand names Office Depot®, Viking Office Products®, Viking Direct®, 4Sure.com®, Computers4Sure.com®, Solutions4Sure.com®, The Office Place®, and Sands & McDougall™. The Company markets its products through multiple distribution channels, including office supply retail stores, direct mail, global Internet sites, business-to-business e-commerce, and various sales forces. Office Depot has approximately 45,000 employees, and its common stock is traded on the New York Stock Exchange under symbol ODP.

Financial Highlights

(in millions, except per share data)

	2001	2000	1999
Sales[1]	**$11,154.1**	$11,569.7	$10,272.1
Operating Profit[1]	**354.4**	110.2	413.4
Net Earnings	**201.0**	49.3	257.6
Diluted Earnings per Share	**0.66**	0.16	0.69
Return on Common Stockholders' Equity	**11.7%**	2.8%	13.1%
Excluding Impact of Charges and Credits			
Net Earnings	**$ 242.0**	$ 222.2	$ 326.9
Diluted Earnings per Share	**0.79**	0.70	0.86
Working Capital	**$ 704.7**	$ 790.8	$ 687.0
Total Assets	**4,331.6**	4,196.3	4,276.2
Common Stockholders' Equity	**1,848.4**	1,601.3	1,907.7

(1) Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.



To Our Shareholders:

When I accepted leadership of Office Depot 20 months ago, our Company faced significant challenges. Growth in the U.S. office supply superstore industry was beginning to mature and we had not responded effectively to the changing competitive environment. We had lost sight of some of our core competencies and competitive advantages, and we had allowed parts of our business to become too complex and inefficient. We had been slow to address issues in underperforming businesses and assets. Worst of all, our Company and our management team had lost the loyalty of our shareholders and the confidence of our employees, who viewed our direction as unclear and our future as uncertain. ● These challenges became even more daunting in 2001, as we faced a weak U.S. economy; softness in the computer hardware, software and furniture sectors; unfavorable foreign currency translation; and declining consumer confidence. As our delicate economy teetered on the brink of recession, the tragic events of September 11th gave the final push that sent it over the edge, creating a difficult, stormy and uncertain economic environment.

We are encouraged by Office Depot's progress in 2001, and we firmly believe it demonstrates the strength of our Company's true earnings potential.

Turning the Tide

Our efforts to strengthen Office Depot started in early fall of 2000, when our new leadership team conducted a critical assessment of Office Depot that redefined our destination and plotted a strategic course to get there. Throughout 2001, we continued this process, driving operating improvements that we expect to yield tangible results in the years ahead. ● Our initiatives were careful and thorough. We sharpened our focus on our core competencies. We improved efficiencies and instituted disciplined capital spending. We introduced dramatic improvements in the management of our supply chain, our inventory, and our warehouse operations. We closed stores, cut costs in underperforming regions in North America and redeployed capital to our highly profitable and fast-growing international markets. We elevated the delivery of "fanatical" customer service to our first priority, and we established quality indices and ambitious new performance benchmarks. We fostered a management culture that gives our leaders and managers greater responsibility and makes them accountable for results. And we established new corporate values that form the basis for the way we do business and serve as a foundation for our future. ● We also devoted significant energy and resources to making Office Depot a more compelling place to work and shop. We improved opportunities across the Company for our employees, and we tied recognition and reward directly to performance. We renewed our commitment to diversity, which appropriately reflects our diverse customers, suppliers and communities in which we live and work. We undertook new measures in our North American Retail stores to make shopping at Office Depot a more informative and customer-friendly experience by remerchandising, upgrading and resigning all 859 of our retail superstores. ● These collective management and operating initiatives enabled Office Depot to perform well in light of the difficult economic environment. Total sales declined four percent to $11.2 billion, compared with $11.6 billion in 2000. Comparable worldwide sales in the 849 stores and 39 delivery centers that have been open for more than one year declined two percent, compared with an increase of seven percent in 2000. At the same time, however, our highly profitable International business delivered record sales and profits, despite negative foreign currency translation. International now accounts for 27 percent of our Company's total segment operating income. Driven by a dramatic improvement in gross margins across our business segments, earnings per share (excluding charges and credits discussed in management's discussion and analysis), rose to $0.79, an increase of 13 percent, compared with $0.70 in 2000. Free cash flow rose to $540 million, a substantial improvement from $49 million in 2000. Stronger cash flow and an emphasis on better cash management enabled us to repay short-term debt, fund working capital needs and build our financial flexibility. • We also achieved marked progress in other vitally important areas of the Company. Employee turnover, a key measure of employee satisfaction, declined 29 percent from a year ago. Our quality and customer satisfaction measurements rose and our retail and warehouse Customer Service Indices hit all-time highs. Our in-stock positions, order-fill rates, line-fill rates and on-time deliveries also improved. In addition, inventory turns rose, accounts receivables declined and North American warehouse operating costs, as a percentage of sales, decreased to the lowest level in five years. • We are highly encouraged by Office Depot's progress in 2001, and we firmly believe it demonstrates the strength of our Company's true earnings potential once the U.S. and world economies regain stability and return to growth. But Office Depot's story in 2001 is about far more than financial results and operating improvements. It is about a company that has a crystal-clear vision of where it is going and how it is going to get there. It is about a new management team with the experience, skills and financial acumen to help the Company to achieve its goals. It is about our customers who reward us through their loyalty and our shareholders who once again have confidence that we can drive shareholder value. Moreover, it is about our approximately 45,000 worldwide employees, who have regained their trust in Office Depot and reaffirmed their conviction that we can become one of the world's great companies.

Forging Ahead

As we enter 2002, we are sharply focused on leveraging the momentum we have created to expand Office Depot's business. We are seeking new ways to drive sales, manage costs and increase shareholder value. We are undertaking new branding and advertising initiatives that will define the differences between Office Depot and our competitors. We are pursuing fanatical customer service, while leveraging our immense knowledge of our customer base to target our customers more effectively. In addition, we are integrating all of our business channels to make an even more seamless shopping experience for our customers. We expect these actions and others to accelerate growth across all three of our business segments. • At the same time, we are certain that we will continue to face short-term economic challenges that will call for us to make tough decisions and complicated choices. The economy, rapid shifts in technology and fundamental changes in the way Corporate America does business are likely to present new trials at every turn. But we are equally certain that there has never been a better time to invest in our future, as both our Company's foundation and the opportunities to grow our global industry leadership position are stronger than ever before. • As I consider the journey on which Office Depot embarked in 2001, my greatest single surprise is not the fact that our employees responded to the marked change in leadership and direction; rather it is *how* they responded to this change—quickly, willingly, and with enormous teamwork and cooperation. I am extremely grateful to the skilled and talented people at Office Depot for their commitment, loyalty, support, trust and confidence. I look to our Company's future with great enthusiasm, not merely because I know that we can achieve our goals, but also because I know that we will achieve those goals by working harmoniously and synergistically, *together*.

Bruce Nelson
Chairman and Chief Executive Officer
March 2002

We believe that there has never been a better time to invest in our future, as the opportunities to grow our leadership position are stronger than ever.



Office DEPOT

Values

Promoting Respect for the Individual

In our crowded marketplace, many companies offer the same products and services that Office Depot provides. In 2001, our Company made great strides in creating a competitive distinction that is difficult to replicate—a winning culture founded on three guiding principles: respect for the individual, fanatical customer service and excellence in execution. As we seek to achieve long-term growth and profitability, we recognize that our most valuable asset is our workforce, and that our people make Office Depot a more compelling place to shop each day. • The way we recognize the value of our employees is by creating a compelling place to work. Research indicates that employees who are satisfied with their position, management and benefits provide the highest levels of customer service and exhibit the lowest levels of turnover. With this in mind, we're working to make Office Depot a place where our employees want to remain. Our mission is to foster a culture that ensures managers earn the trust of their employees by treating them with respect, valuing their work, soliciting their opinions, and demonstrating that they care about them both professionally and personally. • In 2001, we accelerated our progress toward achieving these goals by initiating a transformation process that enables senior managers to communicate Office Depot's growth strategies to all levels of the organization, while soliciting detailed feedback to ensure our plans are on track. We set the foundation for a new learning management system, available via our corporate Intranet, for employees to hone their skills. In addition, we enhanced the offerings on our corporate Web site to provide new opportunities for employee collaboration. • We also developed a series of diversity programs in 2001, geared to create opportunities for all employees, regardless of race, gender or other classification. In doing so, we have established a workplace that fosters a fair and productive work environment where all employees can feel comfortable, pursue job opportunities and realize their full potential. • Our workplace improvement initiatives have already begun to change the face of the Office Depot workforce, increasing employee morale and encouraging our continued commitment to this effort. During 2001, employee turnover declined 29 percent, and employee surveys indicate that Office Depot is indeed becoming a more compelling place to work.




kBooks

Respect for the

- We value diversity across the Company.
- We praise publicly and provide constructive feedback privately.
- We listen; we understand and we are responsive with each other.
- We treat every employee, customer and supplier with honesty, dignity and respect.
- We provide a safe environment to work for our employees and to shop for our customers.

Diversity Yields Corporate Excellence A diverse workplace is integral to our ability to make Office Depot a more compelling place to work, shop and invest. In 2001, we introduced a six-point program to help us fulfill our commitment to fostering diversity in our management and our workforce, as well as in our relationships with suppliers, vendors and customers. Our efforts included creating a new post of Vice President for Diversity; implementing diversity training for our U.S. employees; and establishing a career advancement program that fosters mentoring relationships between employees and successful Office Depot professionals. We formed a Diversity Council to promote diversity internally and among our vendors and suppliers. We also extended our internship programs to recruit more minority M.B.A. candidates, and we enhanced our job posting programs to develop a more diverse candidate pool. These efforts, combined with our sponsorship of such organizations as the Urban League and the National Newspaper Publishers Association, have already advanced Office Depot's commitment to building a welcoming, diverse and harmonious workplace.

"Our people are outstanding."


individual

Office DEPOT Values

Fanatical Customer Service



We recognize that customers make a choice each time they shop for office supplies. That's why we work to deliver a shopping experience that makes Office Depot the best destination for customers—whether they choose to shop through our retail stores, e-commerce sites, catalogs, customer service centers or sales representatives. • This effort begins with our people, who earn customer loyalty by offering them what we define as "fanatical" customer service. One way we deliver this service is by creating an outstanding shopping environment. In 2001, we advanced this effort by remerchandising all of our North American Retail stores. Our store employees also spent more time greeting customers and participating in purchasing decisions. These enhancements led to a 21 percent improvement in our Customer Service Index, as well as better "in-stock" positions during the year. • In our North American delivery business, we focused on improving quality in each of our 24 U.S. warehouses. Our service levels reached record highs in 2001, and we continued to devote time and energy to improve our performance while increasing productivity and efficiency. • We also continued to expand our business to meet our customers' needs around the globe. We leveraged our existing profitable European infrastructure to launch our Business Services Division in Ireland, The Netherlands and France. In our direct mail business, we pioneered new strategies to address our customers in more meaningful ways while customizing Viking brand offerings for European customers. • In 2001, we also furthered our global e-commerce industry leadership. In the U.S., more than 75,000 customers visited our award-winning Web site, *www.officedepot.com*, each month to pinpoint a store, and many placed orders for pick up at their local stores. We also grew our international e-commerce business through introducing new sites, search technologies and faster site navigation. These efforts helped to generate $1.6 billion in worldwide e-commerce sales in 2001. • Customers come to Office Depot seeking friendly knowledgeable people who can help them select products that will contribute to their success. In 2001, our Company-wide customer service indices rose to all-time highs, while complaints declined 52 percent—proving that Office Depot is meeting our customers' expectations, and creating the most compelling place to shop for office supplies.

- We impress our customers (internal and external) so much that they want to buy again.
- We give higher priority to people than to tasks.
- We do it right the first time but "wow" our customers on recovery when we miss.

Fanatical Service



"Our customer is always right."

During 2001, we dramatically improved the shopping experience in our North American Retail stores through a new program called Showtime. Showtime calls for all Office Depot store employees, from the manager to the stock clerk, to set aside other tasks—like stocking shelves and checking inventory—to focus specifically on serving customer needs during peak business hours, which vary by store. In support of this concept, Office Depot's corporate staff members now limit their contact with stores during these key hours. By focusing solely on customers during Showtime, Office Depot employees are able to provide the quality customer service and specialized assistance that really stand out to our customers—prompting them to spend more and return again and again.

customer service

Office DEPOT

Values



Excellence in Execution

Office Depot has demonstrated that we have the right strategy in place to become a world-class company. But we have also proved that we know how to execute our plans in a way that will ensure our success and position us as a compelling place to invest. ● Our execution was exceptional in our North American Retail stores during 2001. We closed 73 underperforming stores and redeployed capital to faster-growing markets. We remerchandised our remaining stores on budget and without customer interruptions. ● We also improved profitability in our Business Services Group. We focused on profitability in our contract business, and changed existing relationships to enhance performance. We lowered costs by using technology to improve sales force productivity. In addition, we reduced costs and improved service levels by consolidating our call centers and introducing technologies in our warehouses that improved efficiencies while serving our customers. ● We also continued to foster growth in our fast-growing International business, which represented 14 percent of our 2001 sales and 27 percent of our segment operating profit. During the year, we finalized plans for our start-up in Switzerland and laid the groundwork to launch in Spain in mid-2002. ● In addition to leading our industry in e-commerce sales, Office Depot is also using the Internet to improve processes, reduce costs and expand service. In our finance area, we introduced on-line accounts receivable reporting to provide our sales people with information to manage their business better. We also reduced our domestic contract days sales outstanding from 57 to 52 days by initiating programs that incentivize our employees to resolve overdue balances swiftly. ● We also implemented ways to improve financial management. We introduced a new Intranet application that helps us to access information related to expenditure justification, which links our investment strategy with our commitment to grow shareholder value. We also changed our payroll system and allocated costs to individual business units, allowing us to measure operating performance more effectively. ● The execution of our operating initiatives strengthened our Company, making us a more compelling place to work, shop and invest. In 2001, we were named the second best-performing stock in the S&P 500 Index, and our activities helped to generate a 166 percent increase in our market capitalization to $5.6 billion by year end.

A fundamental goal at Office Depot is to deliver outstanding customer service cost effectively. During 2001, we undertook a variety of measures to achieve this goal. For example, we launched a new package tracking and reporting system throughout our delivery truck fleet that automates package delivery to customers, making it easier for us to manage and track shipments. The system, called the Office Depot Signature Tracking and Reporting System (OD S.T.A.R.™), trims costs associated with delivery, provides our customers with real-time information about when their deliveries will arrive and makes our delivery professionals' jobs easier. It is a significant improvement over the paper-based tracking system we formerly used, which made it difficult to obtain proof of delivery and cost Office Depot millions of dollars a year. The OD S.T.A.R.™ system is just one of many that Office Depot put in place in 2001 to help to drive productivity, improve quality, lower costs, increase return on investment, and become a more compelling place to invest.

"We get things done."


Excellence

in

- We are committed to grow Shareholder value.
- We consistently involve employees at all levels toward the relentless improvement of our business.
- We hold ourselves and our teammates accountable for results.
- We strive for perfect execution every day.
- We reward innovation and intelligent risk taking.
- We celebrate the wins.


execution

Corporate Contributions—Making a Difference in Our Communities

"Our children represent the best hope for our future, and it's up to us all to be sure that they have everything they need to realize their dreams."

Bruce Nelson
Chairman and Chief Executive Officer

Office Depot is deeply committed to making a meaningful difference in the communities where our employees live and work. We try to maximize the impact of our efforts by targeting our contributions to one primary cause: the education, health and welfare of children. • We further this cause by initiating and supporting charitable organizations that focus on children's needs, as well as by matching each of our retail stores, distribution centers and warehouses to a non-profit organization that helps needy children. We also donate back-to-school products to worthy children's charities through Gifts in Kind International. We fund programs that assist abused and neglected children, such as CHARLEE's Children's Depot. We provide free merchandise and supply financial aid to students and teachers in under-funded school districts nationwide through the Kids in Need Resource Center. We contribute products to Junior Achievement and foster this organization's child mentoring programs. We help feed hungry children and their families by supporting America's Second Harvest. We contribute to qualified schools in the U.S. and Canada under our own "Free Supplies for Your School" program. And we encourage our employees to volunteer at local non-profit agencies. In addition, all of our North American Retail stores participate in Code Adam, a child safety-awareness program sponsored by the National Center for Missing and Exploited Children. These are just a few of the ways in which Office Depot is taking care of kids and making a difference in the communities where we live and work.

Extending a Helping Hand
In 2001, Office Depot extended our philanthropic focus beyond our primary cause of improving the health, education and welfare of children, becoming one of the nation's first public companies to funnel relief funds to victims of September 11th. Through corporate and employee donations to the United Way's September 11th Disaster Relief Fund, the National Red Cross, and the Police, Fireman and Emergency Services Fund, as well as product donations to schools affected by the tragedy, we contributed more than $1 million, and thousands of volunteer hours to this worthy cause.



Financial Highlights

(In thousands, except per share amounts and statistical data)

	2001	2000[4]	1999	1998	1997
Statements of Earnings Data:					
Sales[1]	**$11,154,081**	$11,569,696	$10,272,060	$8,997,738	$8,108,714
Cost of goods sold and occupancy costs	**7,983,973**	8,479,437	7,450,575	6,484,699	5,963,521
Gross profit	**3,170,108**	3,090,259	2,821,485	2,513,039	2,145,193
Store and warehouse operating and selling expenses[1]	**2,343,394**	2,409,478	2,023,055	1,683,973	1,482,179
General and administrative expenses[1]	**451,722**	453,784	328,108	288,028	241,430
Facility closure costs	**8,436**	110,038	40,425	—	—
Other operating expenses	**12,125**	6,733	16,524	136,279	22,703
Operating profit	**354,431**	110,226	413,373	404,759	398,881
Interest income	**13,058**	11,502	30,176	25,309	7,570
Interest expense	**(44,302)**	(33,901)	(26,148)	(22,356)	(21,680)
Miscellaneous income (expense), net	**(9,057)**	4,632	(3,514)	(18,985)	(13,180)
Earnings before income taxes	**314,130**	92,459	413,887	388,727	371,591
Income taxes	**113,087**	43,127	156,249	155,531	136,730
Net earnings	**$ 201,043**	$ 49,332	$ 257,638	$ 233,196	$ 234,861
Earnings per share[2]:					
Basic	**$ 0.67**	$ 0.16	$ 0.71	$ 0.64	$ 0.65
Diluted	**0.66**	0.16	0.69	0.61	0.62
Statistical Data:					
Facilities open at end of period:					
United States and Canada:					
Office supply stores	**859**	888	825	702	602
Customer service centers	**24**	25	30	30	33
Call centers	**13**	7	7	8	8
International[3]:					
Office supply stores	**143**	132	118	87	39
Customer service centers	**23**	19	19	18	17
Call centers	**15**	14	14	13	12
Balance Sheet Data:					
Working capital	**$ 704,676**	$ 790,752	$ 687,007	$1,293,370	$1,093,463
Total assets	**4,331,643**	4,196,334	4,276,183	4,025,283	3,498,891
Long-term debt, excluding current maturities	**317,552**	598,499	321,099	470,711	447,020
Common stockholders' equity	**1,848,438**	1,601,251	1,907,720	2,028,879	1,717,638

(1) Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.
(2) Earnings per share amounts previously reported for 1997 and 1998 have been restated to reflect the three-for-two stock split declared on February 24, 1999.
(3) Includes facilities in our International Division that we wholly own or lease, as well as those that we operate through licensing and joint venture agreements.
(4) Includes 53 weeks in accordance with our 52–53 week reporting convention.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Office Depot, Inc., together with our subsidiaries ("Office Depot" or the "Company"), is the largest supplier of office products and services in the world. We sell to consumers and businesses of all sizes through our three business segments: North American Retail Division, Business Services Group, and International Division. These segments include multiple sales channels consisting of office supply stores, a contract sales force, Internet sites, and catalog and delivery operations. Each of these segments is described in more detail below. We operate on a 52- or 53-week fiscal year ending on the last Saturday in December. Our results for the fiscal year 2000 contained 53 weeks; all other years reflected in the preceding table contained 52 weeks.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide information to assist you in better understanding and evaluating our financial condition and results of operations. We recommend that you read this MD&A in conjunction with our Consolidated Financial Statements and the Notes to those statements. This MD&A section contains significant amounts of forward-looking information, and is qualified by our Cautionary Statements regarding forward-looking information. You will find Cautionary Statements throughout this MD&A; however, most of them can be found in a separate section immediately following this MD&A. Without limitation, when we use the words "believe," "estimate," "plan," "expect," "intend," "anticipate," "continue," "project," "should," and similar expressions in this Annual Report, we are identifying forward-looking statements, and our Cautionary Statements apply to these terms and expressions and the text in which such terms and expressions are used.

North American Retail Division

Our North American Retail Division sells office products, copy and print services and other business-related services under the Office Depot® and the Office Place® brands through our chain of high-volume office supply stores in the United States and Canada. We opened our first office supply store in Florida in October 1986. From inception, we have been a leader in the retail office supplies industry, concentrating on expanding our store base and increasing our sales in markets with high concentrations of small- and medium-sized businesses. As of the end of 2001, our North American Retail Division operated 859 office supply stores in 44 states, the District of Columbia and Canada. Store activity for the last five years has been as follows:

	Open at Beginning of Period	Stores Opened	Stores Closed	Open at End of Period	Relocated
1997	561	42	1	602	2
1998	602	101	1	702	5
1999	702	130	7	825	14
2000	825	70	7	888	4
2001	**888**	**44**	**73**	**859**	**5**

The number of store openings and closings over this five-year period has been affected by our proposed (and subsequently abandoned) attempts to merge with Staples, Inc. ("Staples"), another large company in the retail office products segment. In 1996, we entered into an agreement and plan of merger with Staples. The proposed merger was enjoined by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission; and in July 1997, we announced that the merger agreement had been terminated. During this period of uncertainty, several of our key employees in the real estate area left the Company. After the merger discussions with Staples were terminated, we re-staffed our real estate department and aggressively re-launched our store expansion program. Many of the retail store locations opened during this period of aggressive expansion have not performed to our expectations. In 2000, we scaled back our expansion plans and announced the closing of 70 under-performing store locations in the first quarter of 2001. During 2001, we opened 44 new stores, most of them in existing markets where we continue to find real estate sites that enhance our current market positions, build density and target new opportunities for growth. We also identified 13 additional under-performing stores, three of which were closed in 2001.

In 2002, we plan to add 25 to 30 new retail stores, most of which will be located in areas where we currently enjoy strong market positions, with the balance in under-served markets. In future years, we expect to continue this approach to retail store expansion, with an emphasis on market density in order to leverage advertising dollars and cross-channel opportunities to create a seamless customer experience across all channels. All new stores are expected to incorporate a more efficient platform of approximately 20,000 square feet and to feature a more interactive customer experience.

In 2001, we reorganized our management team and hired Jerry Colley as President, North American Stores. Mr. Colley has now been with our Company approximately one year; and he, in turn, has made numerous changes in our management ranks, along with other changes in the ways in which we operate our retail stores. Mr. Colley reports directly to our Chairman and CEO, Bruce Nelson.

Business Services Group ("BSG")

In 1993 and 1994, we expanded into the contract office supply business by acquiring eight contract stationers with 18 domestic customer service centers and a professional outside sales force. These acquisitions allowed us to enter the contract business and broaden our commercial (primarily catalog) and retail delivery businesses. In 1998, we expanded our direct mail business through our merger with Viking Office Products ("Viking"). Today, BSG sells office products and services to contract and commercial customers through our Office Depot® brand and Viking Office Products® brand direct mail catalogs and Internet sites, and by means of our dedicated sales force. Customer service centers ("CSCs") are warehouse and delivery facilities, some of which also house sales offices, call centers and administrative offices. Our CSCs perform warehousing and delivery services on behalf of all segments of our business.

At the end of the third quarter of 1998, we operated 20 Office Depot and 10 Viking CSCs. At that time, we initiated, and later modified, plans to integrate certain of our Viking and Office Depot warehouses, which were largely completed during 2001. At the end of 2001, we operated 24 CSCs in the United States. Once our integration is complete, we will operate 22 CSCs, consisting of nine Office Depot facilities, two Viking facilities and 11 combined facilities.

In January 1998, we introduced our Office Depot public Web site (*www.officedepot.com*), offering our customers the convenience of shopping with us on-line. In late August of 1998, when we merged with Viking, we also acquired the Viking public Web site (*www.vikingop.com*). In 2001, when we acquired 4Sure.com, we acquired the 4Sure.com Web sites (*www.computers4sure.com* and *www.solutions4sure.com*) aimed at technology purchasers. We believe our Internet business will provide significant future growth opportunities for our BSG segment and our business as a whole based on the growth rates we have experienced over the last three years.

Throughout 2001, Robert Keller was President of BSG. Mr. Keller has been with our Company for four years in various executive capacities. Mr. Keller reports to our Chairman and CEO, Bruce Nelson.

International Division

Our International Division sells office products and services in 16 countries outside the United States and Canada through Office Depot retail stores, Office Depot® brand and Viking Office Products® brand direct mail catalogs and Internet sites, and an Office Depot contract sales force. The international direct marketing business was launched in 1990 under the Viking Office Products® brand with the establishment of operations in the United Kingdom. We have expanded internationally in a variety of ways, including licensing and joint venture agreements, acquisitions and the merger with Viking. Prior to 1998, our international business was operated entirely through licensing and joint venture agreements. In 1998, we merged with Viking, whose international operations were wholly-owned, and we subsequently acquired the remaining 50% interest from our joint venture partner in France, bringing our ownership to 100%. In early 1999, we acquired the interests of our joint venture partner in Japan, bringing our ownership to 100%. During 2001, we added the contract stationer Sands & McDougal™ to our business in Australia.

In March 1999, we introduced our first international public Web site (*www.viking-direct.co.uk*) for individuals and businesses in the United Kingdom. Between 2000 and 2001, we introduced nine new public Web sites and one contract Web site in the following countries: Germany (*www.viking.de*), The Netherlands (*www.vikingdirect.nl*), Italy (*www.vikingop.it*), Australia (*www.vikingop.com.au*), Japan (*www.vikingop.co.jp* and *www.officedepot.co.jp*), France (*www.vikingdirect.fr* and *www.officedepot.fr*), Austria (*www.vikingdirekt.at*) and the United Kingdom (*bsdnet.officedepot.co.uk*).

We launched our Office Depot contract business in the United Kingdom in 2000 and began service in 2001 in three new countries—Ireland, The Netherlands and France. This channel targets medium- to large-sized businesses and offers personalized service through a dedicated sales force, individualized pricing and overnight fulfillment, using our existing European logistics infrastructure.

At the end of 2001, our International Division sold office products and services through either wholly-owned operations, or through joint ventures or licensing agreements, in Australia, Austria, Belgium, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, The Netherlands, Poland, Thailand and the United Kingdom. Seven of these countries served retail customers through a total of 143 office supply stores; 39 stores were wholly-owned. This compares to 132 stores in seven countries, 35 of which were wholly-owned, at the end of 2000. We also had catalog and delivery operations in 14 of these countries during 2001. International Division store and CSC operations, including facilities operated through licensing and joint venture agreements, for the last five years are detailed below. All years prior to 1998 have been restated to include facilities operated by Viking prior to our merger. Also, the number of CSCs has been restated to reflect two combined store/CSC facilities that were previously classified as stores only.

	Office Supply Store			
	Open at Beginning of Period	Opened	Closed	Open at End of Period
1997	21	18	—	39
1998	39	48	—	87
1999	87	36	5	118
2000	118	19	5	132
2001	**132**	**15**	**4**	**143**

	Customer Service Centers			
	Open at Beginning of Period	Opened	Closed	Open at End of Period
1997	13	4	—	17
1998	17	2	1	18
1999	18	2	1	19
2000	19	—	—	19
2001	**19**	**5**	**1**	**23**

In 2002, we plan to expand our International Division by opening 10 to 15 new retail stores in France and Japan, adding the European Business Service Division to two new countries and launching service in Spain and Switzerland.

As part of the overall restructuring of our management team, all of our European operations were consolidated under the leadership of Rolf van Kaldekerken, who is President of our European business. Mr. van Kaldekerken reports to our Chairman and CEO, Bruce Nelson. During 2001, we also changed the management of our operations in Japan, and named Richard Lepley, an experienced international retailer, as President of Office Depot Japan and Viking Japan. Mr. Lepley reports directly to our Chairman and CEO, Bruce Nelson.

Results of Operations

Fiscal 2001 was a year of improved operational performance across the Company and increased overall earnings compared to 2000, even in the face of difficult economic conditions and a decline in our consolidated sales. Diluted earnings per share improved to $0.66 from $0.16 in 2000, and down from $0.69 in 1999. Fiscal year 2000 was adversely affected by charges associated with a comprehensive business review that resulted in the closing of 70 retail stores, the write-down of certain assets and the elimination of some employee positions. Additional store closure and impairment costs, the write-down of certain Internet investments, settlement of certain employee claims and gain on the sale of our London warehouse were recognized in 2001. Without these charges and credits, EPS was $0.79 in 2001 and $0.70 in 2000. See **Charges and Credits** section below for additional discussions on these items.

Overall

(Dollars in Millions)	**2001**		2000		1999	
Sales	**$11,154.1**	**100.0%**	$11,569.7	100.0%	$10,272.1	100.0%
Cost of goods sold and occupancy costs	**7,984.0**	**71.6%**	8,479.4	73.3%	7,450.6	72.5%
Gross profit	**3,170.1**	**28.4%**	3,090.3	26.7%	2,821.5	27.5%
Store and warehouse operating and selling expenses	**2,343.4**	**21.0%**	2,409.5	20.8%	2,023.1	19.7%
Store and warehouse operating profit	**$ 826.7**	**7.4%**	$ 680.8	5.9%	$ 798.4	7.8%

Our overall sales decreased 4% in 2001 and increased 13% in 2000, while comparable sales decreased 2% in 2001 and grew 7% in 2000. Fiscal year 2000 included 53 weeks in accordance with our 52-53 week accounting convention. Adjusting 2000 to a 52-week basis, sales decreased 2% in 2001. The overall sales decrease in 2001 reflects a 10% decrease in our North American Retail Division, a 4% increase in our Business Services Group and a 6% increase in our International Division. Sales across the United States were adversely affected in 2001 by the slowing domestic economy. Additionally, the decline in sales of our North American Retail Division reflects our decision to close 73 stores during 2001, following our comprehensive business review performed in the latter part of 2000. The largest percentage sales increases in 2000 were realized in our BSG segment, driven most significantly by the growth in our contract and Internet businesses. E-commerce sales have improved in all periods, increasing almost 60% in 2001 to $1.6 billion. Also contributing significantly to our sales growth in 2000 was the continued expansion of our store base.

Our worldwide sales by product group were as follows:

	2001	2000	1999
General office supplies	**44.2%**	41.7%	41.0%
Technology products	**46.3%**	47.5%	47.5%
Office furniture	**9.5%**	10.8%	11.5%
	100.0%	100.0%	100.0%

In both 2001 and 2000, our sales mix shifted toward our core office supply items. Sales of technology products decreased significantly in 2001, reflecting to a large extent, a general slowing of technology-related product sales in the overall economy. Moreover, many more general and specialty retailers outside the office products retail segment (including discount retailers, drug store chains and warehouse club retailers) have broadened their assortments of technology products. Technology products generally have lower profit margins compared to many of the core office supplies. Also, within the technology products category, the mix shifted from technology hardware and software towards machine supplies. Sales of office furniture declined, reflecting lower volume and unit prices in 2001 and lower average selling prices during 2000, as many business customers deferred large purchases because of concerns about the economy.

Our overall gross profit percentages fluctuate as a result of numerous factors, including competitive pricing pressures; changes in product, catalog and customer mix; emergence of new technology; suppliers' pricing changes; as well as our ability to improve our net product costs through growth in total merchandise purchases. Additionally, our occupancy costs may vary as we add stores and CSCs in new markets with different rental and other occupancy costs, and as we relocate and/or close existing stores in current markets.

In mid-2000, we reduced prices for paper and machine supplies across all of our domestic sales channels in response to competitive pressures from discount clubs and other non-traditional sellers of those supply items. These price reductions, along with increased product costs, primarily for paper and machine supplies, had the most significant effect on our decreased gross profit percentage in 2000 compared to 1999. These two product groups accounted for approximately 34% of our total sales mix in 2000.

Store and warehouse operating and selling expenses consist of personnel costs; maintenance and other facility costs; advertising expenses; delivery and transportation costs; credit card and bank charges and certain other operating and selling costs. These costs, expressed as a percentage of sales, increased in both 2001 and 2000. The increase in 2001 reflects the impact of declining sales on the ratio, while the increase in 2000 is primarily the result of higher personnel and warehouse costs. In 2001, we scaled back our personnel-related costs in response to weaker sales. Other expenses, such as credit card fees and delivery fees, have also declined along with sales. In 2000, however, we experienced higher delivery- and personnel-related costs in our warehouse operations as third-party carriers increased their rates, and our facility integration efforts took longer to complete than originally planned. We also had a significant increase during 2000 in personnel expenses in our domestic stores, largely related to wage pressures stemming from a tight labor market. Also included in this category are certain charges and credits that affect the comparisons of on-going operations and are more fully discussed below.

Charges and Credits

Our financial results were significantly affected in 2001, 2000 and 1999 by charges and credits that do not relate to on-going sales and service activities. Charges recorded in 2000 were the largest and provide a context for some of the charges in 2001. During the latter half of 2000, we conducted a comprehensive business review of all aspects of our business. Commitments made at that time resulted in a significant change in the Company's strategic direction and led to modifications of our important business practices. Among other things, the review resulted in a decision to close 70 under-performing North American retail stores, close and relocate two warehouses, invest in new warehouse technologies, reduce the number of slower-moving SKUs in our retail stores and North American warehouses and modify business practices to increase efficiency. A total net charge of $260.6 million was recorded and is summarized in the table below. Included in the $174.7 million facility-related charge is $110.0 million in facility closure costs and $64.7 million for the write-down of other impaired assets and related exit costs. Other business review charges included $38.4 million for inventory reductions, a net $10.5 million provision for sales returns and allowances and $12.6 million for the disposal of certain fixed assets. Also in 2000, we recorded $32.5 million in severance costs, primarily related to changes in senior management, and a net $6.8 million credit to adjust a previous merger accrual for improved estimates of actual costs. Outside of operations, we recorded impairment charges of $11.1 million relating to goodwill in Japan and $45.5 million of other than temporary declines in the value of certain Internet investments. Earlier in 2000, we also realized a $57.9 million gain on the sale of certain Internet investments.

During 2001, we closed 73 stores, 70 of which were identified as part of our comprehensive business review. We also identified 10 additional under-performing stores to be closed in 2002. Charges of $43.6 million were recorded for asset impairments relating to these stores, and to adjust estimated lease termination costs recorded in 2000 resulting from a softening in the market for retail space subleases, partially offset by a $10.2 million gain on sale of a warehouse. We also reached settlement of certain non-recurring legal claims and recognized amortization of an existing retention agreement. Non-operating expenses included charges of $14.1 million, primarily to recognize an additional other than temporary decline in value of certain Internet investments. As of the end of 2001, our Internet investment portfolio was carried at $15.2 million.

In late 1999, we changed our method of accounting for revenue generated from sales of extended service warranty contracts. Under the laws of certain states, we are obligated to assume the risk of loss associated with such contracts. In these states, we modified our accounting to recognize revenue for warranty service contract sales over the service period, which typically extends over a period of one to four years. In those states where we are not the legal obligor, we modified our accounting to recognize warranty revenues after deducting the related direct costs. This change resulted in a reduction in our 1999 gross profit of $15.8 million.

Also in 1999, we recorded a charge of $56.1 million to establish a provision for slow-moving and obsolete inventories and we recorded facility closure charges of $40.4 million to reflect our decision to accelerate our store closure program for under-performing stores and our relocation program for older stores in our North American Retail Division.

The following tables summarize the charges and credits by category and segment:

(Dollars in millions)	**2001**	2000	1999
Earnings before taxes, excluding non-recurring items	**$377.5**	$353.0	$519.1
Charges and credits:			
Facility-related, net	**33.4**	174.7	40.4
Other 2000 business review	**—**	61.5	—
Legal, merger and other operating	**15.9**	25.7	64.8
Internet investments and other non-operating	**14.1**	(1.3)	—
Total charges, net	**63.4**	260.6	105.2
Earnings before taxes as reported	**$314.1**	$ 92.4	$413.9

See **Note B** of the Notes to Consolidated Financial Statements for additional discussion and line item presentation of the 2000 charges and credits.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

(Dollars in millions)	**2001**	2000	1999
Distribution of charges and credits by segment:			
North American Retail Division	**$ 43.6**	$201.1	$ 88.3
BSG	**—**	8.6	(12.2)
International Division	**(10.2)**	18.7	29.1
Other—Corporate	**30.0**	32.2	—
Total	**$ 63.4**	$260.6	$105.2

After considering the effect of income taxes, the impact of these net charges on our net earnings was $41.0 million, $172.9 million and $69.3 million for 2001, 2000, and 1999, respectively.

The components of segment operating profit presented below include the charges and credits outlined above. Additionally, certain expenses, primarily payroll-related, previously recorded in total company general and administrative expenses have been reclassified to determine segment operating profit beginning in 2001. Prior year amounts reflect the reclassification of these costs.

North American Retail Division

(Dollars in millions)	**2001**		2000		1999	
Sales	**$5,842.6**	**100.0%**	$6,487.5	100.0%	$5,893.4	100.0%
Cost of goods sold and occupancy costs	**4,479.1**	**76.7%**	5,065.0	78.1%	4,556.5	77.3%
Gross profit	**1,363.5**	**23.3%**	1,422.5	21.9%	1,336.9	22.7%
Operating and selling expenses	**1,046.7**	**17.9%**	1,101.7	17.0%	923.2	15.7%
Segment operating profit	**$ 316.8**	**5.4%**	$ 320.8	4.9%	$ 413.7	7.0%

Sales in our North American Retail Division decreased 10% in 2001 and increased 10% in 2000. Adjusting fiscal 2000 results to remove the 53rd week, sales decreased 8% in 2001. The decrease was experienced across all regions of the country and reflects the adverse effect of the weak U.S. economy. Additionally, the sales decline during 2001 reflects the closing of 73 stores identified as under-performing stores as part of the comprehensive business review in late 2000. The sales increase in 2000 was primarily achieved through our store expansion program. For 2001, comparable sales in the 816 stores that had been open for more than one year were down 8%. In 2000, comparable sales were essentially even with 1999.

While sales decreased in 2001, gross profit expressed as a percent of sales increased. Sales shifted away from lower-margin computer hardware, software and office furniture and into products such as machine and office supplies, as well as additional copy center services. Sales of computer products declined 26% in 2001 compared with an increase of 3% in 2000, reflecting declines in both volume and average unit price. We are unable to predict when, and to what extent, this trend will reverse. During 1999, we offered low priced units and more aggressive promotional programs on computer products, including an instant rebate program when the customer contracted for Internet service, which resulted in strong sales for that year at lower margin percentages. The Internet service provider instant rebate program was in effect for portions of 2000 and 2001. The sale of business furniture declined 16% in 2001, after increasing 14% in 2000. The decrease in 2001 is consistent with the slowing economy and decisions to cancel or defer office-related purchases. The sale of business machine supplies increased in both periods.

Lower margins realized on paper and machine supplies contributed most notably to the decrease in gross profit in 2000 compared to 1999. Increased costs of these core products and decreased prices in response to competitive pressures negatively impacted gross profit. Also in 2000, sales increases in the North American Retail Division were not sufficient to leverage the additional fixed expenses incurred with the addition of new stores. Gross profit includes fixed costs such as occupancy and rental costs for equipment in our print and copy centers.

A significant portion of the comprehensive business review completed at the end of 2000 was focused on the North American Retail Division and, among other things, included a commitment to enhance the shoppers' experience in our retail stores. To that end, we implemented a Division-wide re-merchandising campaign that included personnel training, improved signage and lighting, improved product adjacencies and additional private label merchandise. Also, as a result of the business review, we closed 70 under-performing stores in early 2001 and another three later in the year. The table above includes charges and credits reported in line items through segment operating profit. In 2000, these charges include $29.5 million to provide for sales returns and allowances, $10.1 million for inventory adjustments and $57.8 million relating to asset impairments and write-downs. Additional charges and credits relating to the North American Retail Division, such as facility closure costs, were reported on line items below segment operating profit and are discussed in the **Charges and Credits** section above. Fiscal year 2001 includes $35.2 million of charges relating to additional store closures and impairments from 13 additional under-performing stores, three of which were closed during the year.

In our North American Retail Division, the largest components of operating and selling expenses are personnel, facility, advertising and credit card expenses. Each of these components declined in 2001; and total operating and selling expenses, excluding the charges outlined above, decreased 3% in 2001. Personnel costs, which represent over 50% of the total costs in this caption, showed the largest decline as payroll was adjusted down in response to declining sales and from a net reduction in stores. Personnel costs in 2000 were higher than in 1999, primarily because of competitive wage pressure and the need to attract more highly skilled employees in certain positions. Additionally, rent and depreciation expense decreased in 2001 from store closings, partially offset by adding 44 stores during the year. Lower sales in 2001 also contributed to lower credit card fees and reduced advertising. In 2000, we saw an increase in delivery orders as a percentage of total store sales. These orders are delivered by the warehousing operations in our BSG, which allocates a portion of their cost to cover the delivery expense. As explained in the BSG section below, warehouse expenses increased in 2000, which also negatively impacted operating and selling expenses. Delivery and transportation costs declined slightly in 2001.

BSG

(Dollars in millions)	**2001**		2000		1999	
Sales	**$3,763.0**	**100.0%**	$3,618.8	100.0%	$3,057.2	100.0%
Cost of goods sold and occupancy costs	**2,573.9**	**68.4%**	2,526.6	69.8%	2,108.0	69.0%
Gross profit	**1,189.1**	**31.6%**	1,092.2	30.2%	949.2	31.0%
Operating and selling expenses	**897.9**	**23.9%**	910.8	25.2%	727.8	23.8%
Segment operating profit	**$ 291.2**	**7.7%**	$ 181.4	5.0%	$ 221.4	7.2%

Sales in our BSG segment grew 4% in 2001 and 18% in 2000. Adjusting fiscal 2000 to a 52-week basis, sales increased 6% in 2001. While sales increased for the year, the rate of growth for both contract and commercial business declined over the course of the year, consistent with the slowing U.S. economy. Sales in the western U.S. displayed the greatest decline following the general slowdown in the technology services sector. The growth in 2000 sales reflects an increase in our large business customer base and significant growth in our Internet business. We expect continued growth in our Internet sales during 2002 as we allocate additional resources to that sales channel. Machine supplies include laser, inkjet, and copier supplies, and increased 16% in 2001 and 27% in 2000. General office supplies and paper sales also increased in both periods. Technology-related sales are a smaller part of BSG sales, but they declined in 2001 after showing some gains in 2000. Office furniture sales declined 11% in 2001.

Gross profit was enhanced during 2001 as we maintained stricter adherence to volume-dependent pricing arrangements. We earn higher gross profit percentages in our BSG than in our retail operations principally as the result of lower occupancy costs and a relative sales mix with fewer technology products. Paper, machine supplies, and other general office supplies, which yield higher margins than our other product groups, account for a much larger percentage of total sales in our BSG than in our stores. However, BSG's gross profit percentages are lower than in our International Division as a result of the lower relative pricing we negotiate with our contract customers. Contributing to the decrease in our BSG's gross profit from 1999 to 2000 was an increase in paper costs, coupled with reduced prices for paper products, ink and toner in response to competitive pressures. Further, these products increased in our product mix, which compounded the negative impact on gross profit.

The 2000 comprehensive business review also covered operations of BSG and included a number of initiatives to improve delivery operations, lower warehouse costs and improve customer satisfaction. Included in fiscal year 2000 results are net charges of $10.9 million for inventory adjustments, sales returns and allowances, and facility closure costs. No similar charges or credits were recorded in 2001. During 2001, on-time deliveries, order fill rates and quality index calculations all increased, and customer complaints decreased significantly.

Personnel, facility and delivery expenses are the largest components of our BSG operating expenses. Operating and selling expenses as a percentage of sales decreased in 2001 primarily from reduced personnel and outside labor costs. Call center modifications and warehouse efficiency programs were significant contributors to lower personnel-related costs. Delivery costs decreased as we lowered our use of third-party vendors and added technology to streamline operations. Advertising expenses increased in 2001 as we received lower cooperative advertising payments from participating vendors. Operating and selling expenses as a percentage of sales are significantly higher in our BSG than in our North American Retail Division, principally because of the need for a more experienced and highly compensated sales force that directly calls on our BSG customers. In 2000, operating and selling expenses increased over 1999 primarily as a result of higher delivery costs arising from increased rates charged by third-party carriers, and from personnel-related expenses associated with our warehouse staff. Furthermore, a larger workforce was required to handle the execution of our warehouse integration plans. During the transition into integrated facilities, we incurred certain incremental expenses related to preparing for the increased volume of deliveries and the dual-brand fulfillment in the newly integrated facilities. During 2002, we anticipate two new distribution facilities, one in Atlanta and the other in Baltimore, to replace outdated facilities, which have reached capacity. These new facilities are expected to enhance our ability to grow in these two important markets.

International Division

(Dollars in millions)	**2001**		2000		1999	
Sales	**$1,552.0**	**100.0%**	$1,467.4	100.0%	$1,325.4	100.0%
Cost of goods sold and occupancy costs	**932.3**	**60.1%**	890.0	60.7%	788.3	59.5%
Gross profit	**619.7**	**39.9%**	577.4	39.3%	537.1	40.5%
Operating and selling expenses	**400.3**	**25.8%**	398.5	27.1%	373.6	28.2%
Segment operating profit	**$ 219.4**	**14.1%**	$ 178.9	12.2%	$ 163.5	12.3%

Sales in our International Division grew 6% in 2001 and 11% in 2000. Adjusting fiscal 2000 to a 52-week basis, sales increased 8% in 2001. Foreign currency translations adversely affected sales in all periods. Excluding the foreign currency effect, sales in our International Division grew 11% in 2001 and 23% in 2000. Comparable sales, excluding the foreign currency effect, increased 12% in the current year compared with growth of over 30% in 2000. These increases in 2001 were achieved despite softness experienced in our operations in larger European countries relating to softer economic conditions generally throughout Europe. Although the Office Depot® brand continues to grow as a percentage of the total sales in this segment, our Viking Office Products® brand still accounts for the vast majority of our international business, representing approximately 87% of all international sales in 2001 and 88% in 2000. These Viking catalog operations had local currency comparable sales increases of 11% in 2001 and 16% in 2000. Competitive, political, and economic conditions in international markets in which we operate may impact our sales in the future.

As noted above, sales in local currencies have substantially increased in recent years. For U.S. reporting, these sales are translated into U.S. dollars at average exchange rates during the year. The strong U.S. dollar has adversely affected reported sales in each of the three years presented, in some cases significantly. To the extent the U.S. dollar continues to strengthen relative to the currencies where we conduct business, this adverse effect on reported sales can be expected to continue.

Gross profit as a percentage of sales increased in 2001 and reflects pricing initiatives in certain machine and general office supply categories, partially offset by the introduction of our lower-margin contract sales in certain European countries. The decrease in gross profit as a percent of sales in 2000 resulted from an unfavorable mix shift towards machine supplies, primarily ink and toner cartridges, which yield lower gross profit margins than other products. As with our other segments, our International Division was affected by higher costs for paper and machine supplies in 2000. However, unlike our domestic segments, the effect of these cost increases was lessened with increased pricing in our catalogs during the latter half of the year.

Operating and selling expenses as a percentage of sales are higher in our International Division than in our other segments primarily because we use an extensive marketing program to drive sales in new and existing markets, and we have start-up activities in several markets. Similar to our BSG, personnel and delivery expenses are significant components of our International Division's operating and selling expenses. Additionally, the cost of catalog preparation and mailing is a significant component to support the direct mail channel.

Continuing a trend that began in 2000, advertising expenses continued to decline, reflecting the impact of improved mailing efficiencies throughout Europe in 2001, as well as continued improvement in our use of more effective advertising campaigns in Japan. In 1999, increasing competition in many of our established markets, coupled with our efforts to gain market share in certain newer markets, drove up our advertising costs.

During 2001, we incurred additional operating expenses related to the start up of contract businesses in Europe along with the acquisition of a contract stationer in Australia. These incremental costs are normal as we continue developing our business in new markets. These expenses are offset by continuing improvement in certain fixed operating expenses. As our operations grow in a particular market, fixed operating expenses decline relative to sales. For example, advertising costs in the form of prospecting and delivery costs, which are affected by the density of the delivery areas, decline as a percentage of sales as the market grows. We expect to leverage certain fixed operating expenses, and our cost to attract new customers should decline as a percentage of sales as we continue to establish our brands and grow our international business.

Fiscal 2001 includes a gain of $10.2 million from the sale of a London warehouse and fiscal 2000 includes charges of $5.3 million for closed stores and facilities resulting from the 2000 comprehensive business review.

Corporate and Other

Pre-opening Expenses

(Dollars in thousands)	**2001**	2000	1999
Pre-opening expenses	**$10,172**	$13,465	$23,628
Office supply stores opened*	**55**	78	159

* *Includes domestic and wholly-owned international openings and relocations.*

Our pre-opening expenses consist principally of personnel, property and advertising expenses incurred in opening or relocating stores in our North American Retail Division. Our pre-opening expenses also include, to a lesser extent, expenses incurred to open or relocate facilities in our BSG and International Division. We typically incur pre-opening expenses during a six-week period prior to a store opening. Because we expense these items as they are incurred, the amount of pre-opening expenses each year is generally proportional to the number of new stores opened during the period. This has been the primary contribution to the fluctuation in pre-opening expenses over the three years presented. For 2001, our pre-opening expenses approximated $160,000 per domestic office supply store and $101,000 per international office supply store. Our cost to open a new CSC varies significantly with the size and location of the facility. We currently estimate costs to open a domestic or international CSC to be $1.5 million per facility.

General and Administrative Expenses

(Dollars in thousands)	**2001**	2000	1999
General and administrative expenses	**$451,722**	$453,784	$328,108
Percentage of sales	**4.0%**	3.9%	3.2%

Our general and administrative expenses primarily consist of personnel-related costs associated with support functions. Because these functions, for the most part, support all segments of our business, we do not consider these costs in determining our segment profitability. Throughout 2000 and 1999, we developed improvements in our infrastructure, particularly in the areas of Supply Chain Management, MIS and International. These areas were significant contributors to the increases in our general and administrative expenses in those years. The primary benefits derived from this increased spending were the expansion and improvement of our e-commerce services, a new data center, improvements in our inventory in-stock positions and support for our rapidly growing International Division. Also included in this category in 1999 are expenses relating to our CSC consolidation and integration initiatives.

Other Income and Expense

(Dollars in thousands)	**2001**	2000	1999
Interest income	**$ 13,058**	$ 11,502	$ 30,176
Interest expense	**(44,302)**	(33,901)	(26,148)
Miscellaneous income (expense), net	**(9,057)**	4,632	(3,514)

Financing and investing activities are not included in determining segment profitability. During 2001, we issued $250 million of senior subordinated notes that mature in 2008. We also entered into swap agreements to convert these notes to a variable interest rate, to balance our fixed and variable interest portfolio. Interest expense in 2001 reflects this additional borrowing. Higher cash balances from this borrowing and increased cash flow from operations contributed to the increase in interest income in 2001, despite a decreasing interest rate environment. Cash balances, and related interest income, declined in 2000 from $300.8 million of cash used for purchases of our stock.

During the fourth quarter of 2000, we began borrowing against our domestic credit facility, which led to increased interest expense over 1999. These borrowings were repaid during 2001. Also, reserves established in connection with the 2000 comprehensive business review, and in 2001 for future lease obligations related to our facility closures and merger activities, are recorded at the net present value of the obligation. As we pay these obligations, the imputed interest cost on the discounted obligations is recognized as interest expense. This has also caused interest expense to increase in 2000 compared to 1999 and should be expected to continue in future years.

Our net miscellaneous income (expense) consists of equity in the earnings of our joint venture investments, royalty and franchise income that we generate from licensing and franchise agreements and gains or impairments on Internet investments. All of our equity investments involve operations outside of the United States and Canada. Impairment charges for other than temporary declines in value of certain Internet investments were $14.7 million in 2001 and $45.5 million in 2000. Fiscal year 2000 also included a realized gain of $57.9 million from the sale of certain Internet investments and $11.1 million of goodwill impairment in Japan. Under accounting rules that apply in 2002, we will no longer record goodwill amortization, but will test each year for possible impairment. See **New Accounting Standards** below.

Income Taxes

(Dollars in thousands)	**2001**	2000	1999
Income Taxes	**$113,087**	$43,127	$156,249
Effective income tax rate*	**36.0%**	46.6%	37.8%
Effective income tax rate*, excluding merger and restructuring costs and other one-time charges and credits	**36.0%**	37.0%	37.0%

*Income Taxes as a percentage of earnings before income taxes.

The effective income tax rate in 2001 declined to 36%, primarily reflecting the increase in International activity taxed at lower rates. The effective tax rate may decline further during 2002.

In 2000 and 1999, certain non-deductible merger-related charges and other one-time charges caused our overall effective income tax rates to rise. Our overall effective income tax rate, excluding these charges, may fluctuate in the future as a result of the mix of pre-tax income and tax rates between countries.

Liquidity and Capital Resources

Cash provided by (used in) our operating, investing and financing activities is summarized as follows:

(Dollars in thousands)	**2001**	2000	1999
Operating activities	**$ 747,166**	$ 316,482	$ 369,449
Investing activities	**(231,944)**	(239,365)	(447,841)
Financing activities	**(85,403)**	(134,093)	(405,849)

Operating and Investing Activities

We have historically relied on cash flows generated from operations as our primary source of funds because the majority of store sales are generated on a cash and carry basis. Furthermore, we use private label credit card programs, administered and financed by financial services companies, to expand sales without the burden of carrying additional receivables. Our cash requirements are also reduced by vendor credit terms that allow us to finance a portion of our inventory. We generally offer credit terms, under which we carry our own receivables, to contract and certain direct mail customers. As we expand our contract and direct mail businesses, we anticipate that our accounts receivable portfolio will continue to grow. Amounts due for rebate, cooperative advertising and marketing programs with our vendors comprise a significant percentage of total receivables. These receivables tend to fluctuate seasonally (growing during the second half of the year and declining during the first half), because certain collections do not happen until after an entire program year has been completed.

The increase in operating cash flows in 2001 is primarily attributable to an improvement in operating profit and a focus on reducing certain components of working capital, following the 2000 comprehensive business review. During 2001, both accounts receivable and inventory balances decreased significantly, primarily from management actions. Inventory levels held in stores and CSCs decreased in each consecutive year presented because of improved inventory turnover, our SKU reduction program and our focus on supply chain management. Operating cash flows in 2000 declined mainly due to lower gross profit, higher store and warehouse operating and selling expenses, and higher general and administrative expenses.

The number of stores and CSCs we open or remodel each year generally drives the volume of our capital investments. Over the past three years our capital expenditures have decreased as fewer stores have been opened in each successive year. Additionally, throughout 2001 we more closely scrutinized capital expenditures with an emphasis on improving our return on assets. During 2000, we also had significant expenditures related to our Viking integration plans. In 1999, computer and other equipment purchases at our corporate offices and at our facilities, necessary to complete Y2K remediation, relocation of our corporate data center, and support for our store expansion, also contributed to our increased cash investing needs.

We currently plan to open 25 to 30 stores in our North American Retail Division and 10 to 15 stores in our International Division during 2002. We estimate that our cash investing requirements will be approximately $1.1 million for each new domestic office supply store. The $1.1 million includes approximately $0.5 million for leasehold improvements, fixtures, point-of-sale terminals and other equipment, and approximately $0.6 million for the portion of our inventories that will not be financed by our vendors. In addition, our average new office supply store requires pre-opening expenses of approximately $0.2 million. We also plan to expand our European Business Service Division into two new countries.

We have expanded our presence in the e-commerce marketplace by acquiring Internet-based companies and entering into strategic business relationships with several Web-based providers of business-to-business e-commerce solutions. In 2001, we acquired the operations of 4Sure.com, an Internet-based technology business. We made non-controlling investments in technology-related companies during 2000 and 1999 of $30.1 million and $50.7 million, respectively. During 2000, we sold certain of these investments and realized a gain of $57.9 million. Also, we recorded impairment charges of $14.7 million in 2001 and $45.5 million in 2000 to recognize the other than temporary declines in value. The carrying value of these investments at December 29, 2001 and December 30, 2000 was $15.2 million and $29.9 million, respectively. We will continue to look for opportunities to invest in companies that provide business-to-business e-commerce solutions for small- and medium-sized businesses.

Financing Activities

Our domestic credit facilities provide us with a maximum of $555.0 million in funds. These facilities consist of two separate credit agreements, a five-year loan providing us with a working capital line and letters of credit capacity totaling $300.0 million, and a 364-day loan for working capital totaling $255.0 million. As of December 29, 2001, we had no outstanding borrowings under these lines of credit; we did have letters of credit totaling $36.8 million against the five-year facility. Our five-year agreement was entered into in February 1998 and has various borrowing rate options, including a rate based on our credit rating that currently would result in an interest rate of 0.70% over the London Interbank Offered Rate ("LIBOR"). Our credit agreement entered into in June 2001 with a 364-day term also has various borrowing rate options, including a current borrowing rate of 0.95% over LIBOR. Both agreements contain similar restrictive covenants relating to various financial statement ratios.

In July 2001, we issued $250 million of seven year, non-callable, senior subordinated notes due on July 15, 2008. The notes contain provisions that, in certain circumstances, place financial restrictions or limitations on our Company. The notes have a coupon interest rate of 10.00%, payable semi-annually on January 15 and July 15. In August 2001, we entered into LIBOR-based variable rate swap agreements with notional amounts aggregating $250 million. The effective interest rate since August 2001 was 7.8% and, beginning in January 2002, was 6.15%. This rate will be reset every six months.

In July 1999, we entered into term loan and revolving credit agreements with several Japanese banks (the "yen facilities") to provide financing for our operating and expansion activities in Japan. The yen facilities provide for maximum aggregate borrowings of ¥9.76 billion (the equivalent of $74.5 million at December 29, 2001) at an interest rate of 0.875% over the Tokyo

Interbank Offered Rate ("TIBOR"). These facilities are available to us until July 2002, and are therefore classified as current on our balance sheet. The yen facilities loan agreements are tied to the covenants in our domestic facilities described earlier. As of December 29, 2001, we had outstanding yen borrowings equivalent to $74.5 million under these yen facilities, with an average effective interest rate of 1.118%. Effective October 28, 1999, we entered into a yen interest rate swap with a financial institution for a principal amount equivalent to $18.6 million at December 29, 2001 in order to hedge against the volatility of the interest payments on a portion of our yen borrowings. The terms of the swap specify that we pay an interest rate of 0.700% and receive TIBOR. The swap will mature in July 2002.

In addition to bank borrowings, we have historically used equity capital, convertible debt and capital equipment leases as supplemental sources of funds.

In October 2001, our Board of Directors authorized the Company to repurchase up to $50 million of its common stock each year until rescinded by the Board. The repurchased shares will be added to the Company's treasury shares and will be used to meet the Company's near-term requirements for its stock option and other benefit plans. During 2001, we repurchased approximately 252,000 shares of our stock at a total cost of $4.2 million plus commissions.

In August 1999, our Board approved a $500 million stock repurchase program reflecting its belief that our common stock represented a significant value at its then-current trading price. We purchased 46.7 million shares of our stock at a total cost of $500 million plus commissions during the third and fourth quarters of 1999. During the first half of 2000, our Board approved additional stock repurchases of up to $300 million, bringing our total authorization to $800 million. We completed these programs during 2000, purchasing an additional 35.4 million shares of our stock at a total cost of $300 million plus commissions.

In 1992 and 1993, we issued certain Liquid Yield Option Notes ("LYONs®"), which are zero coupon, convertible subordinated notes maturing in 2007 and 2008, respectively. Each LYON® is convertible at the option of the holder at any time on or prior to its maturity into Office Depot common stock at conversion rates of 43.895 and 31.851 shares per 1992 and 1993 LYON®, respectively. On November 1, 2000, the majority of the holders of our 1993 LYONs® required us to purchase the LYONs® from them at the issue price plus accrued original issue discount. We paid the holders $249.2 million in connection with this repurchase, and reclassified the remaining 1993 LYONs® obligation as long-term. Our 1992 LYONs® have a similar provision whereby the holders may require us to purchase these notes at the issue price plus accrued original issue discount on December 11, 2002, and therefore, these obligations totaling $233.5 million have been classified as a current liability on our Consolidated Balance Sheet. If the holders decide to exercise their put option, we have the choice of paying the holders in cash, common stock or a combination of the two.

Our 2001 net cash used in financing activities consisted mainly of long- and short-term debt payments of $400.5 million to pay off our domestic credit facility debt that was accumulated in the fourth quarter of 2000. These payments were partially offset by proceeds received in 2001 from the issuance of $250 million in senior subordinated notes as discussed above. For 2000, our stock repurchase and the repurchase of our 1993 LYONs® made up the majority of cash used in financing activities. We began borrowing from our domestic credit facilities during the fourth quarter of 2000, primarily to fund the LYONs® repurchase. We continually review our financing options. Although we currently anticipate that we will finance all of our 2002 operations, expansion and other activities through cash on hand, funds generated from operations, equipment leases and funds available under our credit facilities, we will consider alternative financing as appropriate for market conditions.

The following table summarizes the Company's long-term obligations at December 29, 2001:

Contractual Cash Obligations (Dollars in millions)	Total	Payments due by Period: Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt	**$ 555.6**	$308.0	$ —	$ —	$ 247.6
Capital lease obligations	**122.9**	15.9	25.1	13.2	68.7
Operating leases	**2,590.4**	400.0	645.8	469.0	1,075.6
Unconditional purchase obligations	**2.1**	2.1	—	—	—
Total contractual cash obligations	**$3,271.0**	$726.0	$670.9	$482.2	$1,391.9

Approximately $308 million of obligations have been classified as current maturities in the Consolidated Balance Sheet because of an investor call provision relating to $233.5 million of obligations and the scheduled agreement termination relating to the U.S. dollar equivalent of $74.5 million of debt denominated in Japanese Yen. These amounts may be reclassified as long-term obligations if investors fail to exercise the call provision and the Company renegotiates the Japanese debt.

Additionally, we have Letters of Credit totaling $36.8 million outstanding at the end of the year and we have recourse for private label credit card receivables transferred to a third party. We record an estimate for losses on these receivables in our financial statements. The total outstanding amount transferred to a third party at the end of the year was approximately $252 million.

Significant Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, some accounting policies have a significant impact on amounts reported in these financial statements. A summary of those significant accounting policies can be found in Notes to the Consolidated Financial Statements as **Note A**. In particular, judgment is used in areas such as determining the allowance for uncollectible accounts, cooperative advertising and vendor programs, the provision for sales returns and allowances, self-insurance accruals, adjustments to inventory valuations, and provisions for store closures and asset impairments.

Significant Trends, Developments, and Uncertainties

Over the years, we have seen continued development and growth of competitors in all segments of our business. In particular, mass merchandisers and warehouse clubs have increased their assortment of home office merchandise, attracting additional back-to-school customers and year-round casual shoppers.

We also face competition from other office supply superstores that compete directly with us in numerous markets. This competition is likely to result in increased competitive pressures on pricing, product selection and services provided. Many of these retail competitors, including discounters, warehouse clubs, and even drug stores and grocery chains, have begun carrying at least limited numbers of basic office supply products, including ink jet and toner cartridges, printer paper and other basic supplies. Some of them have also begun to feature technology products. Many of them price these offerings lower than we do, but they have not shown any indication of greatly expanding their somewhat limited product offerings at this time. This trend towards a proliferation of retailers offering a limited assortment of office products is a potentially serious trend in the industry, and one that our management is watching closely.

We have also seen growth in new and innovative competitors that offer office products over the Internet, featuring special purchase incentives and one-time deals (such as close-outs). Through our own successful Internet and business-to-business Web sites, we believe that we have positioned ourselves competitively in the e-commerce arena.

Market Sensitive Risks and Positions

We have market risk exposure related to interest rates and foreign currency exchange rates. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. We manage the exposure to market risks at the corporate level. The portfolio of interest-sensitive assets and liabilities is monitored and adjusted to provide liquidity necessary to satisfy anticipated short-term needs. The percentage of fixed and variable rate debt is managed through borrowings and interest rate swap agreements to fall within a desired range. Our risk management policies allow the use of specified financial instruments for hedging purposes only; speculation on interest rates or foreign currency rates is not permitted.

Interest Rate Risk

We are exposed to the impact of interest rate changes on cash equivalents and debt obligations. The impact on cash and short-term investments held at the end of 2001 of a hypothetical 10% decrease in interest rates would be a decrease in interest income of approximately $1 million in 2002.

Market risk associated with our debt portfolio is summarized below:

	2001			2000		
(Dollars in thousands)	**Carrying Value**	**Fair Value**	**Risk Sensitivity**	Carrying Value	Fair Value	Risk Sensitivity
Fixed interest rate debt[1]	**$481,107**	**$531,602**	**$6,770**	$224,438	$196,700	$ 732
Variable interest rate debt[1]	**74,509**	**74,509**	**373**	453,568	453,568	1,948

(1) Including current maturities.

The risk sensitivity of fixed rate debt reflects the estimated increase in fair value from a 50 basis point decrease in interest rates, calculated on a discounted cash flow basis. The sensitivity of variable rate debt reflects the possible increase in interest expense during the next period from a 50 basis point change in interest rates prevailing at year end.

During 2001, we entered into an interest rate swap agreement to receive fixed and pay floating rates, converting the equivalent of $250 million of this portfolio to variable rate debt through 2008. The fair value of this agreement at December 29, 2001 was immaterial. Additionally, the variable interest payments of certain overseas debt have been hedged through mid-year 2002 under a variable to fixed rate swap agreement. The U.S. dollar equivalent notional amount was $18.6 million at year end 2001 and $21.0 million at year end 2000. Sensitivity of this agreement to a 50 basis point change in interest rates was not material in either period.

Foreign Exchange Rate Risk

We conduct business in various countries outside the United States where the functional currency of the country is not the U.S. dollar. This results in foreign exchange translation exposure when results of these foreign operations are translated into U.S. dollars in our consolidated financial statements. As of December 29, 2001, a 10% change in the applicable foreign exchange rates would result in an increase or decrease in our operating profit of approximately $11 million.

We are also subject to foreign exchange transaction exposure when our subsidiaries transact business in a currency other than their own functional currency. This exposure arises primarily from a limited amount of inventory purchases in a foreign currency. The introduction of the euro and our decision to consolidate our European purchases has greatly reduced these exposures. During 2001, foreign exchange forward contracts to hedge certain inventory exposures were less than $16.4 million.

One practical effect of the strong U.S. dollar over the past several years has been a reduction in the reported results of operations from our extensive overseas operations, due to the requirement to report our results in U.S. dollars. While we look for opportunities to reduce our exposure to foreign currency fluctuation against the U.S. dollar, at this point we have determined not to pursue hedging opportunities generally.

Inflation and Seasonality

Although we cannot determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. We consider our business to be somewhat seasonal, with sales in our North American Retail Division and Business Services Group slightly higher during the first and fourth quarters of each year, and sales in our International Division slightly higher in the third quarter.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, *Accounting for Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*. These Statements modify accounting for business combinations after June 30, 2001 and will affect the Company's treatment of goodwill and other intangible assets at the start of fiscal year 2002. The Statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. The initial test of goodwill must be completed within six months of adoption, or by June 2002 for Office Depot, with a completion of testing by the end of 2002. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the Statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminate lives will cease. We have not yet completed the initial test of existing goodwill and, accordingly, cannot estimate the full impact of these rules. However, goodwill amortization, which totaled $7.0 million for 2001, will no longer be recorded.

In July 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*. This Statement requires capitalizing any retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Adoption of this Statement is required for Office Depot with the beginning of fiscal year 2003. We have not yet completed our evaluation of the impact of adopting this Statement.

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This Statement supersedes Statement No. 121 but retains many of its fundamental provisions. Additionally, this Statement expands the scope of discontinued operations to include more disposal transactions. The provisions of this Statement are effective for Office Depot with the beginning of fiscal year 2002. We do not anticipate a significant impact to the Company's results of operations from adoption of this Statement.

Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Cautionary Statements

In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted by the United States Congress. The Act, as amended, contains certain amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934. These amendments provide protection from liability in private lawsuits for "forward-looking" statements made by public companies. We want to take advantage of the "safe harbor" provisions of the Act. In doing so, we have disclosed these forward-looking statements by informing you in specific cautionary statements of the circumstances which may cause the information in these statements not to transpire as expected.

This Annual Report contains both historical information and other information that you can use to infer future performance. Examples of historical information include our annual financial statements and the commentary on past performance contained in our MD&A. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that, with the exception of information that is clearly historical, all the information contained in this Annual Report should be considered to be "forward-looking statements" as referred to in the Act. Without limiting the generality of the preceding sentence, any time we use the words "estimate," "project," "intend," "expect," "believe," "anticipate," "continue," and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature.

Forward-looking information involves risks and uncertainties, including certain matters that we discuss in more detail below and in our report on Form 10-K, filed with the Securities & Exchange Commission. This information is based on various factors and important assumptions about future events that may or may not actually come true. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements in this Annual Report. In particular, the factors we discuss below and in our Form 10-K could affect our actual results and could cause our actual results in 2002 and in future years to differ materially from those expressed in any forward-looking statement made by us or on our behalf in this Annual Report.

Competition: We compete with a variety of retailers, dealers and distributors in a highly competitive marketplace that includes high-volume office supply chains, warehouse clubs, computer stores, contract stationers and well-established mass merchant retailers. Even grocery and drug store chains have begun to carry at least limited supplies of basic office supplies and even technology items. Well-established mass merchant retailers have the financial and distribution ability to compete very effectively with us should they choose to enter the office superstore retail category, Internet office supply or contract stationer business or substantially expand their offering in their existing retail outlets. This could have a material adverse effect on our business and results of our operations.

Internet: Internet-based merchandisers also compete with us. This competition is expected to increase in the future as these companies proliferate and continue to expand their operations. Many start-up operations that are heavily focused on Internet sales may be able to compete with us in the areas of price and selection. While most of these companies cannot offer the levels of service and stability of supply that we provide, they nevertheless may be formidable competitors, particularly for customers who are willing to look for the absolute lowest price without regard to the other attributes of our business model. In addition, certain manufacturers of computer hardware, software and peripherals, including certain of our suppliers, have expanded their own direct marketing of products, particularly over the Internet. Even as we expand our own Internet efforts, our ability to anticipate and adapt to the developing Internet marketplace and the capabilities of our network infrastructure to efficiently handle our rapidly expanding operations are of critical importance. Furthermore, our profitability goals may also serve to inhibit the expansion of our presence on the Internet, because dedicated Internet concerns are currently evaluated differently in the financial markets than more established concerns such as ours. Failure to execute well in any of these key areas could have a material adverse effect on our future sales growth and profitability.

Execution of Expansion Plans: We plan to open approximately 25 to 30 stores in the United States and Canada and 10 to 15 stores in our International Division during 2002, and we also plan to open two new BSG distribution centers in Atlanta and Baltimore during 2002. We consider our expansion program to be an integral part of our plan to achieve anticipated operating results in future years. Circumstances outside our control, such as adverse weather conditions affecting construction schedules, unavailability of acceptable sites or materials, labor disputes and similar issues could impact anticipated store openings. The failure to expand by opening new stores or distribution centers as planned and the failure to generate the anticipated sales growth in markets where new stores are opened could have a material adverse effect on our future sales growth and profitability.

Cannibalization of Sales in Existing Office Depot Stores: As we expand the number of our stores in existing markets, sales of existing stores may suffer from cannibalization (customers of our existing stores begin shopping at our new stores). Our new stores typically require an extended period of time to reach the sales and profitability levels of our existing stores. Moreover, the opening of new stores does not ensure that those stores will ever be as profitable as existing stores, particularly when new stores are opened in highly competitive markets or markets in which other office supply superstores may have achieved "first mover" advantage. Our comparable sales are affected by a number of factors, including the opening of additional Office Depot stores; the expansion of our contract stationer business in new and existing markets; competition from other office supply chains, mass merchandisers, warehouse clubs, computer stores, other contract stationers and Internet-based businesses;

and regional, national and international economic conditions. In addition, our profitability would be adversely affected if our competitors were to attempt to capture market share by reducing prices.

Costs of Remodeling and Re-merchandising Stores: The remodeling and re-merchandising of our stores has contributed to increased store expenses, and these costs are expected to continue impacting store expenses throughout 2002 and beyond. While a necessary aspect of maintaining a fresh and appealing image to our customers, the expenses associated with such activities could result in a significant impact on our net income in the future. In addition, there is no guarantee that these changes will generate any of the benefits that we have anticipated. Furthermore, our growth, through both store openings and acquisitions, will continue to require the expansion and upgrading of our informational, operational and financial systems, as well as necessitate the hiring of new managers at the store and supervisory level.

Historical Fluctuations in Performance: Fluctuations in our quarterly operating results have occurred in the past and may occur in the future. A variety of factors could contribute to this quarter-to-quarter variability, including new store openings which require an outlay of pre-opening expenses, generate lower initial profit margins and cannibalize existing stores; timing of warehouse integration; competitors' pricing; changes in our product mix; fluctuations in advertising and promotional expenses; the effects of seasonality; acquisitions of contract stationers; competitive store openings or other events.

Viking Merger and Integration: On August 26, 1998, we merged with Viking. Costs related to the integration of Viking's warehouse facilities with our delivery network will increase our warehouse expenses in 2002 and beyond. Moreover, integrating the operations and management of Office Depot and Viking has been, and continues to be, a complex process. There can be no assurance that this integration process will be completed as rapidly as we anticipate or that, even if achieved as anticipated, it will result in all of the anticipated synergies and other benefits we expect to realize. The integration of the two companies continues to require significant management attention, which may temporarily distract us from other matters. Our inability to successfully complete the integration of the operations of Office Depot and Viking could have a material adverse effect on our future sales growth and profitability.

International Activity: We have operations in a number of international markets. We intend to enter additional international markets as attractive opportunities arise. Each entry could take the form of a start-up, acquisition of stock or assets or a joint venture or licensing arrangement. In addition to the risks described above (in our domestic operations), internationally we face such risks as foreign currency fluctuations, unstable political and economic conditions, and, because some of our foreign operations are not wholly-owned, compromised operating control in certain countries. Recent world events have served to underscore even further the risks and uncertainties of operating in other parts of the world. Risks of civil unrest, war and economic crisis in portions of the world outside North America in which we operate represent a more significant factor than may have been the case in the past. Also, we have experienced significant fluctuations in foreign currency exchange rates in 2001, which have resulted in lower than anticipated sales and earnings in our International Division. Our results may continue to be adversely affected by these fluctuations in the future. In addition, we do not have a large group of managers experienced in international operations and will need to recruit additional management resources to successfully compete in many foreign markets. All of these risks could have a material adverse effect on our financial position or our results from operations. Moreover, as we increase the relative percentage of our business that is operated globally, we also increase the impact these factors have on our future operating results. Our start-up operation in Japan, in particular, has proven to be unprofitable to date and, in fact, has generated losses that have materially affected our financial results in the past and are expected to do so for some time in the future. Because of differing commercial practices, laws and other factors, our ability to use the Internet and e-commerce to substantially increase sales in international locations may not progress at the same rate as in North America.

Euro: On January 1, 1999, 11 of the 15 member countries of the European Economic and Monetary Union established fixed conversion rates between their existing currencies and their new common currency (the "euro"). On July 1, 2002, new euro-denominated bills and coins will become the sole legal currency in those countries, and all former currencies will be withdrawn from circulation. Since the introduction of the euro, we have been evaluating the business implications of modifying our systems to properly recognize and handle conversion to the euro. Based on that evaluation, we need to make multiple changes and modifications to our current systems before July 1, 2002. We expect to complete our system modifications in advance of the deadline, and we do not expect our conversion to the euro to have a material effect on our financial position or the results of our operations. However, we may not complete the system changes by the targeted date, preventing us from accepting orders or collecting receivables from our customers or from paying our vendors. This could have an adverse impact on our business and our future operating results.

Contract and Commercial: We compete with a number of contract stationers, mail order and Internet operators and retailers who supply office products and services to large and small businesses, both nationally and internationally. In order to achieve and maintain expected profitability levels, we must continue to grow this segment of the business while maintaining the service levels and aggressive pricing necessary to retain existing customers. There can be no assurance we will be able to continue to expand our contract and commercial business while retaining our base of existing customers, and any failure to do so could have a material adverse effect on our profitability. We are also working

Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

(continued)

on various initiatives to improve margin levels in this business segment, but there is no assurance that these initiatives will prove successful. Some of our competitors operate only in the contract and/or commercial channels and therefore may be able to focus more attention on the business services segment, thereby providing formidable competition. Our failure to adequately address this segment of our business could put us at a competitive disadvantage relative to these competitors. In addition, we have reached maximum capacity in some of our distribution centers that serve our contract and commercial customers. In 2002, we plan to open new distribution facilities in Atlanta and Baltimore. Failure to open these facilities as planned, or material delays in construction and/or equipping these facilities, could have a material adverse impact on our anticipated results in 2002.

Sources and Uses of Cash: We believe that our current level of cash and cash equivalents, future operating cash flows, lease financing arrangements and funds available under our credit facilities and term loan should be sufficient to fund our planned expansion, integration and other operating cash needs for at least the next year. However, there can be no assurance that additional sources of financing will not be required during the next twelve months as a result of unanticipated cash demands, opportunities for expansion, acquisition or investment, changes in growth strategy, changes in our warehouse integration plans or adverse operating results. We could attempt to meet our financial needs through the capital markets in the form of either equity or debt financing. Alternative financing will be considered if market conditions make it financially attractive. There can be no assurance that any additional funds required by us, whether within the next twelve months or thereafter, will be available to us on satisfactory terms. Our inability to access needed financial resources could have a material adverse effect on our financial position or operating results.

Effects of Certain One-time Charges: During the fourth quarter of 2000, we conducted a review of all aspects of our business, with particular attention on our North American Retail Division and on our distribution and supply chain activities (see the **Charges and Credits** section of our MD&A for further details). We expect that these decisions will result in increasing our Company's profitability and efficiency in the future. However, this analysis involves many variables and uncertainties; and, as a result, we may not achieve any of the expected benefits. In 1999, we announced one-time charges against earnings for slow-moving inventories in our warehouses and stores and for accelerated store closings and relocations. There can be no assurance that additional charges of this nature will not be required in the future as well. In particular, we expect that a retail store chain, such as our North American Retail Division, should expect to close a certain number of stores each year, remodel and/or relocate other stores. We cannot be certain that our decisions to close, remodel and/or relocate stores will have the desired favorable results on our financial performance, nor can we anticipate the size and nature of non-recurring charges associated with such matters. Such charges, if any, could have a materially adverse impact on our financial position or operating results in the future.

Economic Downturn: In the past decade, the favorable United States economy has contributed to the expansion and growth of retailers. Our country has experienced low inflation, low interest rates, low unemployment and an escalation of new businesses. The economy has recently begun to show signs of a downturn. The Federal Reserve dramatically reduced interest rates throughout 2001 in recognition of the economic downturn and in an effort to address that downturn. The overall stock market has been in a period of poor performance throughout 2001. The retail industry, in particular, continues to display signs of a slowdown, with several specialty retailers, both in and outside our industry segment, reporting earnings warnings throughout 2001. One major discount retailer filed for bankruptcy protection earlier in 2002, further indicating that the slow economy is having an impact on the retail industry. This general economic slowdown may adversely impact our business and the results of our operations.

Executive Management: Since the appointment of our new Chief Executive Officer, we have evolved our management organization to better address the future goals of our Company. This new organization continues to have vacancies in certain key positions. Various searches are underway to identify the best individuals to fill these positions; however, the process may be a protracted one. Furthermore, the new management structure may not be ideal for our Company and may not result in the benefits expected; and, as a result, may materially and adversely affect our future operating results.

Disclaimer of Obligation to Update

We assume no obligation (and specifically disclaim any obligation) to update these Cautionary Statements or any other forward-looking statements contained in this Annual Report to reflect actual results, changes in assumptions or other factors affecting such forward-looking statements, except as required by laws and regulations.

Independent Auditors' Report

To the Board of Directors of Office Depot, Inc.

We have audited the consolidated balance sheets of Office Depot, Inc. (the "Company") as of December 29, 2001 and December 30, 2000 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Office Depot, Inc. as of December 29, 2001 and December 30, 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
February 13, 2002

Office Depot, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 29, 2001	December 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 563,410**	$ 151,482
Receivables, net of allowances of $32,682 in 2001 and $34,461 in 2000	**781,476**	896,333
Merchandise inventories, net	**1,259,522**	1,420,825
Deferred income taxes	**148,490**	157,779
Prepaid expenses	**53,292**	72,670
Total current assets	**2,806,190**	2,699,089
Property and equipment, net	**1,110,011**	1,119,306
Goodwill, net	**249,560**	219,971
Other assets	**165,882**	157,968
Total assets	**$4,331,643**	$4,196,334
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$1,060,968**	$1,136,994
Accrued expenses and other liabilities	**612,999**	580,966
Income taxes payable	**109,026**	37,118
Current maturities of long-term debt	**318,521**	153,259
Total current liabilities	**2,101,514**	1,908,337
Deferred income taxes and other credits	**64,139**	88,247
Long-term debt, net of current maturities	**315,331**	374,061
Zero coupon, convertible subordinated notes	**2,221**	224,438
Commitments and contingencies		
Stockholders' equity:		
Common stock—authorized 800,000,000 shares of $.01 par value; issued 385,538,340 in 2001 and 378,688,359 in 2000	**3,855**	3,787
Additional paid-in capital	**1,007,088**	939,214
Unamortized value of long-term incentive stock grant	**(2,578)**	(2,793)
Accumulated other comprehensive loss	**(71,273)**	(53,490)
Retained earnings	**1,717,734**	1,516,691
Treasury stock, at cost—82,443,170 shares in 2001 and 82,190,548 shares in 2000	**(806,388)**	(802,158)
Total stockholders' equity	**1,848,438**	1,601,251
Total liabilities and stockholders' equity	**$4,331,643**	$4,196,334

The accompanying notes are an integral part of these statements.

Consolidated Statements of Earnings

(In thousands, except per share amounts)

	2001	2000	1999
Sales	**$11,154,081**	$11,569,696	$10,272,060
Cost of goods sold and occupancy costs	**7,983,973**	8,479,437	7,450,575
Gross profit	**3,170,108**	3,090,259	2,821,485
Store and warehouse operating and selling expenses	**2,343,394**	2,409,478	2,023,055
General and administrative expenses	**451,722**	453,784	328,108
Facility closure costs	**8,436**	110,038	40,425
Other operating expenses	**12,125**	6,733	16,524
Operating profit	**354,431**	110,226	413,373
Other income (expense):			
Interest income	**13,058**	11,502	30,176
Interest expense	**(44,302)**	(33,901)	(26,148)
Miscellaneous income (expense), net	**(9,057)**	4,632	(3,514)
Earnings before income taxes	**314,130**	92,459	413,887
Income taxes	**113,087**	43,127	156,249
Net earnings	**$ 201,043**	$ 49,332	$ 257,638
Earnings per share:			
Basic	**$ .67**	$ .16	$ .71
Diluted	**.66**	.16	.69

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common stock shares	Common stock amount	Additional paid-in capital	Unamortized value of long-term incentive stock grant	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Retained earnings	Treasury stock
Balance at December 26, 1998	373,817,704	$3,738	$ 838,122	$(2,874)	$(18,078)		$1,209,721	$ (1,750)
Comprehensive income:								
Net earnings						$257,638	257,638	
Foreign currency translation adjustment					(28,319)	(28,319)		
Unrealized gain on investment securities, net of tax					62,127	62,127		
Comprehensive income						$291,446		
Acquisition of treasury stock								(501,361)
Retirement of treasury stock	(3,245,170)	(32)	(1,718)					1,750
Grant of long-term incentive stock	130,000	1	2,127	(2,127)				
Exercise of stock options (including income tax benefits)	4,457,024	45	72,865					
Issuance of stock under employee stock purchase plans	712,431	7	9,240					
Matching contributions under 401(k) and deferred compensation plans	320,906	3	5,423					
Conversion of LYONs® to common stock	23,710		329					
Payment for fractional shares in connection with 3-for-2 stock split	(4,166)		(93)					
Amortization of long-term incentive stock grant				936				
Balance at December 25, 1999	376,212,439	3,762	926,295	(4,065)	15,730		1,467,359	(501,361)
Comprehensive income:								
Net earnings						$ 49,332	49,332	
Foreign currency translation adjustment					(7,093)	(7,093)		
Realized gain on investment securities, net of tax					(62,127)	(62,127)		
Comprehensive income (loss)						$(19,888)		
Acquisition of treasury stock								(300,797)
Grant of long-term incentive stock	25,000		199	(199)				
Cancellation of long-term incentive stock	(50,000)		(819)	600				
Exercise of stock options (including income tax benefits)	424,809	4	(1,984)					
Issuance of stock under employee stock purchase plans	1,372,566	14	9,713					
Matching contributions under 401(k) and deferred compensation plans	703,545	7	5,810					
Amortization of long-term incentive stock grant				871				

Consolidated Statements of Stockholders' Equity *(continued)*

(In thousands, except share amounts)

	Common stock shares	Common stock amount	Additional paid-in capital	Unamortized value of long-term incentive stock grant	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Retained earnings	Treasury stock
Balance at December 30, 2000	378,688,359	$3,787	$ 939,214	$(2,793)	$(53,490)		$1,516,691	$(802,158)
Comprehensive income:								
Net earnings						$201,043	201,043	
Foreign currency translation adjustment					(17,783)	(17,783)		
Comprehensive income (loss)						$183,260		
Acquisition of treasury stock								(4,254)
Grant of long-term incentive stock	80,000	1	764					
Exercise of stock options (including income tax benefits)	5,604,810	55	56,430					
Issuance of stock under employee stock purchase plans	751,400	8	6,712					
Matching contributions under 401(k) and deferred compensation plans	413,771	4	3,957					
Direct Stock Purchase Plans			11					24
Amortization of long-term incentive stock grant				215				
Balance at December 29, 2001	**385,538,340**	**$3,855**	**$1,007,088**	**$(2,578)**	**$(71,273)**		**$1,717,734**	**$(806,388)**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	**$ 201,043**	$ 49,332	$ 257,638
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**199,434**	205,710	171,083
Provision for losses on inventories and receivables	**109,560**	121,226	145,996
Net (earnings) on equity method investments	**(10,892)**	(9,436)	(2,041)
Accreted interest on zero coupon, convertible subordinated notes	**11,308**	19,203	19,534
Employee stock benefit plans	**5,001**	6,469	5,905
Deferred income tax expense (benefit)	**196**	(81,814)	(430)
Net loss (gain) on investment securities	**14,100**	(12,414)	—
(Gain) loss on disposal of property and equipment	**(5,275)**	10,585	9,882
Write-down of impaired assets	**43,623**	114,343	13,965
Changes in assets and liabilities:			
Decrease (increase) in receivables	**93,849**	(85,327)	(152,523)
Decrease (increase) in merchandise inventories	**81,651**	(66,348)	(284,489)
Net decrease (increase) in prepaid expenses and other assets	**13,156**	(21,561)	(24,862)
Net (decrease) increase in accounts payable, accrued expenses and deferred credits	**(9,588)**	66,514	209,791
Total adjustments	**546,123**	267,150	111,811
Net cash provided by operating activities	**747,166**	316,482	369,449
Cash flows from investing activities:			
Acquisitions	**(45,604)**	—	—
Purchases of investment securities	—	(30,112)	(154,364)
Proceeds from maturities or sales of investment securities	—	54,006	114,141
Investments in unconsolidated joint ventures	—	—	(1,606)
Purchase of remaining ownership interest in joint ventures	—	—	(21,629)
Capital expenditures	**(207,287)**	(267,728)	(392,305)
Proceeds from sale of property and equipment	**20,947**	4,469	7,922
Net cash used in investing activities	**(231,944)**	(239,365)	(447,841)
Cash flows from financing activities:			
Proceeds from exercise of stock options and sale of stock under employee stock purchase plans	**52,962**	12,388	59,082
Repurchase of common stock for treasury	**(4,193)**	(300,797)	(501,006)
Proceeds from issuance of long-term debt	**266,286**	430,522	42,841
Payments on long- and short-term borrowings	**(400,458)**	(27,015)	(6,766)
Repurchase of zero coupon, convertible subordinated notes	—	(249,191)	—
Net cash used in financing activities	**(85,403)**	(134,093)	(405,849)
Effect of exchange rate changes on cash and cash equivalents	**(17,891)**	(10,326)	(1,516)
Net (decrease) increase in cash and cash equivalents	**411,928**	(67,302)	(485,757)
Cash and cash equivalents at beginning of period	**151,482**	218,784	704,541
Cash and cash equivalents at end of period	**$ 563,410**	$ 151,482	$ 218,784

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note A—Summary of Significant Accounting Policies

Nature of Business: Office Depot, Inc. (the "Company") is the world's largest supplier of office products and services, operating in 18 countries under two product brands—Office Depot® and Viking Office Products®. Products and services are offered through wholly-owned retail stores, contract business-to-business sales relationships, commercial catalog business and multiple Web sites providing a wide-range of office products, computers and technical support functions.

Basis of Presentation: The consolidated financial statements of Office Depot, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions have been eliminated in consolidation. Non-controlling investments in joint ventures selling office products and services in Mexico and Israel are accounted for using the equity method. The Company's share of joint ventures' operations is included in the Consolidated Statements of Earnings in miscellaneous income (expense), net.

Certain prior year amounts have been reclassified to conform to current year presentation.

Fiscal Periods: Fiscal years are based on a 52- or 53-week period ending on the last Saturday in December. The 2000 financial statements consist of 53 weeks; all other periods presented consist of 52 weeks.

Estimates and Assumptions: Preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

Foreign Currency Translation: Assets and liabilities of international operations are translated into U.S. dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average monthly exchange rates. Translation adjustments resulting from this process are recorded in stockholders' equity as a component of other comprehensive income (loss).

Cash Equivalents: Highly liquid securities with maturities of three months or less are classified as cash equivalents.

Receivables: Trade receivables totaled $491.3 million and $547.4 million at December 29, 2001 and December 30, 2000, respectively. An allowance for doubtful accounts has been recorded to reduce receivables to an amount expected to be collectible from customers. The allowance recorded in 2001 and 2000 was approximately $32.7 million and $34.5 million, respectively. Receivables generated through a private label credit card program are transferred to financial services companies with recourse to Office Depot. The outstanding amount transferred at December 29, 2001 was $252.0 million.

The Company's exposure to credit risk associated with trade receivables is limited by having a large customer base that extends across many different industries and geographic regions. However, the Company's receivables may be adversely affected by an economic slowdown in the U.S. or internationally.

Other receivables, totaling $290.2 million and $348.9 million as of December 29, 2001 and December 30, 2000, respectively, consist primarily of amounts due from vendors under purchase rebate, cooperative advertising and various other marketing programs. Amounts expected to be received from vendors relating to purchases of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts relating to cooperative advertising and marketing programs are recognized as a reduction of advertising expense in the period that the related expenses are incurred.

Merchandise Inventories: Inventories are stated at the lower of cost or market value. The weighted average method is used to determine the cost of over 90% of inventories and the first-in-first-out (FIFO) method for the remainder of our inventories, primarily in our International Division.

Income Taxes: Income tax expense is recognized at applicable U.S. or International tax rates. Certain revenue and expense items may be recognized in one period for financial statement purposes and a different period's income tax return. The tax effects of such differences are reported as deferred income taxes.

Essentially all earnings of foreign subsidiaries are expected to be reinvested in overseas expansion. Accordingly, no provision has been made for incremental U.S. taxes on undistributed earnings considered permanently invested. Cumulative undistributed earnings of our foreign subsidiaries for which no Federal income taxes have been provided was $582.0 million and $440.5 million as of December 29, 2001 and December 30, 2000, respectively.

Property and Equipment: Property and equipment additions are recorded at cost. Depreciation and amortization is recognized over their estimated useful lives using the straight-line method. The useful lives of depreciable assets is estimated to be 15-30 years for buildings and 3-10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the terms of the underlying leases, or the estimated useful lives of the improvements.

Investments: Investments in certain Internet-based companies and funds are considered available for sale and, accordingly, are carried at estimated fair value. Changes in fair value after initial investment are included as a separate component of stockholders' equity, net of applicable taxes. Other than temporary declines in the value of these investments are recognized in earnings in the period the impairment is determined. At December 29, 2001 and December 30, 2000, the portfolio value was $15.2 million and $29.9 million, respectively. The decline in value resulted from impairments recorded during 2001.

Goodwill: Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. As the result of a new accounting rule that becomes effective in 2002, goodwill will no longer be amortized in the Statement of Earnings, but will be tested annually for impairment (see **New Accounting Standards** below). For each year through 2001, goodwill was amortized on a straight-line basis, generally over 40 years. The accumulated amortization of goodwill was $68.3 million and $63.2 million as of December 29, 2001 and December 30, 2000, respectively.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is assessed at the location level, considering the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. An impairment loss of $19.3 million was recognized in 2001 relating to certain under-performing retail stores. Impairment charges of $63.0 million were also recognized in 2000.

Facility Closure Costs: The Company regularly reviews store performance against expectations and closes stores not meeting investment standards. Costs associated with closures resulting from such on-going performance reviews, principally lease cancellation costs, are accrued when the decision to close is made and, in 2001, $5.7 million, net was included in store and warehouse operating and selling expenses for closures and asset dispositions.

As part of a comprehensive business review conducted in 2000, a commitment to close 70 stores was made. A charge of $110.0 million related to those closures was reported on a separate line in the Consolidated Statements of Earnings, because of its significance. This estimate was increased in 2001 by $8.4 million, reflecting an increase in estimated lease termination costs resulting from a softening in the market for real estate subleases. An accelerated store closure program in 1999 resulted in a charge of $40.4 million and is reported in the Consolidated Statements of Earnings similar to the 2000 closures.

Fair Value of Financial Instruments: The estimated fair values of financial instruments recognized in the Consolidated Balance Sheets or disclosed within these Notes to our Consolidated Financial Statements have been determined using available market information, information from unrelated third party financial institutions and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange.

Short-term assets and liabilities: The fair values of cash and cash equivalents, receivables and accounts payable approximate their carrying values because of their short-term nature.

Notes Payable: The fair values of the zero coupon, convertible subordinated notes and senior subordinated notes were determined based on quoted market prices.

Interest Rate Swaps and Foreign Currency Contracts: The fair values of our interest rate swaps and foreign currency contracts are the amounts receivable or payable to terminate the agreements at the reporting date, taking into account current interest and exchange rates. These amounts were provided by an unrelated third party financial institution and were immaterial at year end 2001 and 2000.

There were no significant differences as of December 29, 2001 and December 30, 2000 between the carrying values and fair values of the financial instruments except as disclosed below:

	2001		2000	
(Dollars in thousands)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Zero coupon, convertible subordinated notes	**$235,747**	**$258,794**	$224,438	$195,453
Senior subordinated notes	**245,360**	**271,250**	—	—
Long-term investments for which it is practicable to estimate fair value—warrants[1]	—	—	—	14,913

(1) We own 944,446 warrants to purchase shares of PurchasePro.com. Because the warrants have not been registered under the rules of the Securities Act of 1933, they are not publicly traded on a market exchange. In 2000, we determined the fair value of these warrants using an option model with the assistance of our investment banker. At December 29, 2001, the fair value of the warrants was minimal.

Revenue Recognition: Revenue is recorded at the time of shipment for delivery and catalog sales, and at the point of sale for essentially all retail store transactions. When revenue is recorded, an allowance for sales returns is estimated based on past experience. Revenue from sales of extended warranty service plans is either recognized at the point of sale or over the warranty period, depending on various states' laws determination of legal obligor status. All performance obligations and risk of loss associated with such contracts are transferred to an unrelated third party administrator at the time the contracts are sold. Costs associated with these contracts are recognized in the same period as the related revenue.

Shipping and Handling Fees and Costs: Income generated from shipping and handling fees is classified as revenues for all periods presented. The costs related to shipping and handling are presented as a component of store and warehouse operating and selling expenses. These costs were $748.6 million in 2001, $756.6 million in 2000 and $594.2 million in 1999.

Advertising: Advertising costs are either charged to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to the related revenues. We participate in cooperative advertising programs with our vendors in which they reimburse us for a portion of our advertising costs. Advertising expense, net of cooperative advertising allowances, amounted to $317.0 million in 2001, $295.8 million in 2000 and $285.3 million in 1999.

Pre-opening Expenses: Pre-opening expenses related to opening new stores and warehouses or relocating existing stores and warehouses are expensed as incurred and included in other operating expenses.

Self-Insurance: Office Depot is primarily self-insured for workers' compensation, auto and general liability and employee medical insurance programs. Self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported. These liabilities are not discounted.

Comprehensive Income (Loss): Comprehensive income (loss) represents the change in stockholders' equity from transactions and other events and circumstances arising from non-stockholder sources. Comprehensive income (loss) consists of net earnings, foreign currency translation adjustments and realized or unrealized gains (losses) on investment securities that are available for sale, net of applicable income taxes.

Derivative Financial Instruments: Certain derivative financial instruments may be used to hedge the exposure to foreign currency exchange rate and interest rate risks, subject to established risk management policies. Such approved financial instruments include swaps, options, caps, forwards and futures. Use of derivative financial instruments for trading or speculative purposes is prohibited by Company policies.

New Accounting Standards: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, *Accounting for Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*. These Statements modify accounting for business combinations after June 30, 2001 and will affect the Company's treatment of goodwill and other intangible assets at the start of fiscal year 2002. The Statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written-down to fair value. The initial test of goodwill must be completed within six months of adoption, or by June 2002 for Office Depot, with a completion of testing by the end of 2002. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the Statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminate lives will cease. We have not yet completed the initial test of existing goodwill and, accordingly, cannot estimate the full impact of these rules. However, goodwill amortization, which totaled $7.0 million for 2001, will no longer be recorded.

In July 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*. This Statement requires capitalizing any retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Adoption of this Statement is required for Office Depot with the beginning of fiscal year 2003. We have not yet completed our evaluation of the impact of adopting this Statement.

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This Statement supersedes Statement No. 121 but retains many of its fundamental provisions. Additionally, this Statement expands the scope of discontinued operations to include more disposal transactions. The provisions of this Statement are effective for Office Depot with the beginning of fiscal year 2002. We do not anticipate a significant impact to the Company's results of operations from adoption of this Statement.

Note B—2000 Comprehensive Business Review and Other

During the second half of 2000, following a change in senior management, Company personnel performed a comprehensive review of the business. As a result of this review, a significant number of facilities were closed, assets were written down and employees were severed. At the same time, initiatives were launched to enhance the shoppers' experience and improve efficiency. Essentially all actions resulting from the business review were put in place during the last part of 2000 or early 2001. Additionally in 2000, costs were recorded relating to executive severance arrangements and gains were realized from the sale of certain Internet investments. The primary elements of the net charge of $260.6 million relating to the business review and other significant charges and credits recorded in 2000, are summarized below:

Line item presentation *(Dollars in millions)*	Amount	Nature of charge or credit
Gross profit	$ 48.9	Inventory adjustment of $38.4 million for write-down to net realizable value and liquidation from closed stores, and $10.5 million, net, to establish a reserve for sales returns and allowances.
Operating and selling expenses	64.7	Impairment of assets in closed stores of $63.0 million and $1.7 million reduction in contract sales force.
General and administrative expenses	45.1	Severance costs of $33.9 million for changes in senior management and $11.2 million to write-off corporate assets.
Facility closure costs	110.0	Estimated costs for closing 70 under-performing stores and four inefficient warehouses. Included in the charge is $75.2 million for net lease obligations, $21.7 million for asset write-offs, $2.8 million for severance and various other exit costs of $10.3 million for items such as leased equipment, labor and facility clean up.
Other operating expenses	(6.8)	Merger and restructuring net credit from completed activities and changes in estimates.
Miscellaneous (income) expense, net	(1.3)	A $57.9 million gain on the sale of certain Internet investments, offset by a $45.5 million charge for an other than temporary decline in value of other Internet investments and $11.1 million charge relating to goodwill impairment.
Total charges, net	$260.6	

The accrual for lease termination costs identified above was based on the future commitments under contract, adjusted for anticipated sublease and termination benefits. During 2001, an additional net $8.4 million was recorded to reflect lower anticipated recoveries resulting from a softening in the market for sublease space. Also in 2001, we recognized $15.9 million of charges from settlement of certain legal claims and amortization of an existing retention agreement.

In 1999 we increased our provision for slow-moving and obsolete inventory in our warehouses and stores by $56.1 million and recorded a $15.8 million provision for extended warranty service plans.

Note C—Merger and Restructuring

In 1998 Office Depot merged with Viking Office Products and in 1999 the Company acquired full ownership interests in two previous joint ventures. In connection with each of these combinations, plans were developed to integrate operations, eliminate redundancies and streamline processes. The integration plans relating to the Viking merger included opening certain domestic Customer Service Centers ("CSCs") and closing others, as well as the installation of new systems in each surviving facility. After evaluating the results of integrating two facilities, the plans were simplified. In 1999, planned net closures were reduced and $28.6 million of previously accrued integration costs were reversed. In 2000, under the direction of a new management team, the integration plans were adjusted, and the Viking-related merger costs were reduced by a net $6.3 million to reflect fewer closures and to recognize added personnel retention and termination costs.

Separate integration plans were developed relating to the acquisition of additional joint venture interests in France and Japan. Approximately $23.5 million was accrued in 1999 relating to the integration and restructuring of these operations, primarily related to personnel retention and severance, facility closures and related lease termination costs. Of this amount, $0.7 million was reversed in 2000 as portions of the restructuring were completed.

As a result of the focus on continued growth of the core business and on expanding international operations, the Company decided in 1998 to close its photocopy stores and certain furniture-related retail operations. As actual costs relating to the closure process were incurred, and to adjust estimated lease costs, approximately $2.0 million of accrued costs were reversed in 1999 and an additional $0.2 million recorded in 2000.

At year-end 2001 and 2000, approximately $4.9 and $3.9 million, respectively, remained accrued for merger and restructuring costs, primarily relating to residual lease termination costs, the unamortized portion of an employee retention agreement and other identified commitments. Charges recorded in 2001 primarily relate to additional lease accruals from a softening in the market for real estate subleases and for employee retention agreement amortization. Amounts expensed for asset write-offs are recorded as a reduction of fixed assets; all other amounts are recorded as accrued expenses. The activity in the liability accounts by cost category is as follows:

(Dollars in thousands)	Beginning Balance	New Charges	Cash Payments	Other Adjustments	Ending Balance
2001					
Accrued direct merger costs	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Accrued other facility exit costs	**1,187**	**3,134**	**(1,714)**	**(1,321)**	**1,286**
Accrued personnel retention and termination costs	**2,733**	**1,267**	**(1,383)**	**1,001**	**3,618**
Total accrued costs	**$ 3,920**	**$4,401**	**$ (3,097)**	**$ (320)**	**$4,904**
2000					
Accrued direct merger costs	$ 1,639	$ —	$ (86)	$ (1,553)	$ —
Accrued other facility exit costs	7,764	1,348	(2,835)	(5,090)	1,187
Accrued personnel retention and termination costs	11,865	4,798	(11,450)	(2,480)	2,733
Total accrued costs	$21,268	$ 6,146	$(14,371)	$ (9,123)	$ 3,920

The other adjustments column represents changes to original estimates, plan modifications and balance true-ups.

Note D—Property and Equipment

Property and equipment consisted of:

(Dollars in thousands)	December 29, 2001	December 30, 2000
Land	**$ 89,455**	$ 89,458
Buildings	**245,628**	248,297
Leasehold improvements	**608,738**	609,701
Furniture, fixtures and equipment	**967,953**	937,050
	1,911,774	1,884,506
Less accumulated depreciation	**(801,763)**	(765,200)
	$1,110,011	$1,119,306

The above table of property and equipment includes assets held under capital leases as follows:

	December 29, 2001	December 30, 2000
Buildings	**$ 55,966**	$ 53,397
Furniture, fixtures and equipment	**37,731**	41,909
	93,697	95,306
Less accumulated depreciation	**(30,104)**	(26,193)
	$ 63,593	$ 69,113

Note E—Debt

The debt components consisted of the following:

(Dollars in thousands)	December 29, 2001	December 30, 2000
Current maturities of long-term debt:		
Capital lease obligations	**$ 10,486**	$ 7,259
Domestic 364-day credit facility borrowings	**—**	146,000
Zero coupon, convertible subordinated notes	**233,526**	—
Yen facility borrowings	**74,509**	—
	$318,521	$153,259
Long-term debt, net of current maturities:		
Domestic five-year credit facility borrowings	**$ —**	$243,587
Yen facility borrowings	**—**	63,981
Senior subordinated notes	**245,360**	—
Capital lease obligations	**69,971**	66,493
	$315,331	$374,061
Convertible debt, net of current maturities:		
Zero coupon, convertible subordinated notes	**$ 2,221**	$224,438

Notes to Consolidated Financial Statements *(continued)*

The Company's 364-day term domestic credit agreement provides up to $255.0 million of working capital availability through May 2002. While no amounts were outstanding under this agreement, the borrowing rate at December 29, 2001 was 0.95% over the London Interbank Offered Rate ("LIBOR"). The 364-day credit agreement existing at December 30, 2000 provided up to $300.0 million of credit. Of that amount, $146.0 was outstanding at December 30, 2000, with an average effective interest rate of 7.996%.

The Company also has a long-term domestic credit facility that provides working capital and letters of credit capacity totaling $300.0 million through February 2003. There were no outstanding borrowings under this credit facility at December 29, 2001 compared with $243.6 million at December 30, 2000. Letters of credit utilized under this agreement totaled $36.8 million and $49.5 million for the fiscal years ending 2001 and 2000, respectively. The borrowing rates under this agreement at December 29, 2001 and December 30, 2000 were 0.70% over LIBOR and 0.475% over LIBOR, respectively. The average effective interest rate on borrowings under this facility for the prior year was 7.001%.

In July 2001, the Company issued $250 million of seven year, non-callable, senior subordinated notes due on July 15, 2008. The notes have a coupon interest rate of 10.00%, payable semi-annually on January 15 and July 15. In August 2001, the Company entered into LIBOR-based variable rate swap agreements with notional amounts aggregating $250 million that qualify for shortcut hedge accounting. The effective interest rate on this borrowing at December 29, 2001 including the effect of the swap agreements, was 7.8% and will be reset every six months.

The Company has issued two series of zero coupon, convertible subordinated notes (Liquid Yield Option Notes (LYONs®), one series in 1992 and one series in 1993. Each series is a zero coupon note that pays no current interest, but increases in value to provide the holder with a constant yield to maturity. Each LYON® is convertible into a specified amount of Office Depot common stock at the option of the holder, is callable by the Company at the original issue price plus accrued interest and is subordinated to all existing and future senior indebtedness. Approximately 13.8 million shares of common stock have been reserved for the possible conversion of these LYONs® issues.

The original proceeds of the 1992 LYONs® was $150.8 million. With a 5% yield, these notes will increase to $316.3 million by maturity in December 2007. The stock conversion rate on the 1992 LYONs® is 43.895 per note. These notes also contain an option feature that allows each holder to put the security to the Company on December 11, 2002 in return for payment of the issue price plus accrued interest. The Company may pay the holder in cash, common stock or a combination of the two. Because the holder's option on the 1992 LYONs® is exercisable in the next 12 months, this series has been included in current maturities of long-term debt at December 29, 2001.

The original proceeds of the 1993 LYONs® was $190.5 million. These notes provide a 4% yield through maturity in November 2008 and a stock conversion rate of 31.851 per note. In November 2000, a majority of the holders of the 1993 LYONs® required us to purchase the notes at original issue price plus accrued interest. A total of $249.2 million was paid in connection with this repurchase. Approximately $2.2 million of 1993 LYONs® remain outstanding at December 29, 2001.

The Company has a term loan and revolving credit agreements with several Japanese banks (the "yen facilities") to provide financing for operating and expansion activities in Japan. The yen facilities provide for maximum aggregate borrowings of ¥9.76 billion (the equivalent of $74.5 million at December 29, 2001) at an interest rate of 0.875% over the Tokyo Interbank Offered Rate ("TIBOR"). At December 29, 2001 there were outstanding yen borrowings equivalent to $74.5 million under these yen facilities, which had an average effective interest rate of 1.118%. The total amount outstanding is included in current maturities of long-term debt because the facility expires in July 2002. The Company has entered into a yen interest rate swap agreement with a U.S. dollar notional equivalent of $18.6 million at December 29, 2001. The terms of the swap specify that we pay an interest rate of 0.700% and receive TIBOR and will expire in July 2002.

The Company is in compliance with all restrictive covenants included in the above debt agreements.

Under capital lease agreements, the Company is required to make certain monthly, quarterly or annual lease payments through 2020. The aggregate minimum capital lease payments for the next five years and beyond, with their present value as of December 29, 2001, are as follows:

(Dollars in thousands)	**December 29, 2001**
2002	**$ 15,937**
2003	**15,134**
2004	**9,962**
2005	**7,009**
2006	**6,224**
Thereafter	**68,675**
Total minimum lease payments	**122,941**
Less amount representing interest at 5.00% to 10.27%	**42,484**
Present value of net minimum lease payments	**80,457**
Less current portion	**10,486**
Long-term portion	**$ 69,971**

Note F—Income Taxes

Our income tax provision consisted of the following:

(Dollars in thousands)	**2001**	2000	1999
Current provision:			
Federal	**$ 66,074**	$ 71,407	$114,800
State	**12,904**	22,616	15,561
Foreign	**33,913**	30,918	26,318
Deferred expense (benefit)	**196**	(81,814)	(430)
Total provision for income taxes	**$113,087**	$ 43,127	$156,249

The tax-effected components of deferred income tax assets and liabilities consisted of the following:

(Dollars thousands)	**December 29, 2001**	December 30, 2000
Self-insurance accruals	**$ 28,020**	$ 23,702
Inventory	**25,150**	17,790
Vacation pay and other accrued compensation	**29,670**	27,762
Reserve for bad debts	**12,724**	7,493
Reserve for facility closings	**56,151**	67,563
Merger costs	**5,304**	6,117
Unrealized loss on investments	**19,266**	17,499
Foreign and state net operating loss carryforwards	**88,006**	91,037
Other items, net	**23,451**	27,343
Gross deferred tax assets	**287,742**	286,306
Valuation allowance	**(72,605)**	(91,037)
Deferred tax assets	**215,137**	195,269
Basis difference in fixed assets	**71,880**	51,797
Capitalized leases	**5,573**	5,757
Excess of tax over book amortization	**3,641**	1,214
Other items, net	**1,856**	16,294
Deferred tax liabilities	**82,950**	75,062
Net deferred tax assets	**$132,187**	$120,207

As of December 29, 2001, we had approximately $44 million of federal, $105 million of foreign and $642 million of state net operating loss carryforwards. Of these carryforwards, approximately $28 million will expire in 2002, $12 million will carry over indefinitely, and the balance will expire between 2003 and 2021. The valuation allowance has been developed to reduce our deferred tax asset to an amount that is more likely than not to be realized, and is based upon the uncertainty of the realization of certain foreign and state deferred tax assets relating to net operating loss carryforwards. The federal net operating loss is subject to Internal Revenue Code Section 382 limitations, but is expected to be substantially realized.

The following is a reconciliation of income taxes at the Federal statutory rate to the provision for income taxes:

(Dollars in thousands)	**2001**	2000	1999
Federal tax computed at the statutory rate	**$109,945**	$32,361	$144,862
State taxes, net of Federal benefit	**13,333**	6,899	12,383
Nondeductible goodwill amortization	**1,834**	1,744	1,964
Merger costs	**—**	969	2,920
Foreign income taxed at rates other than Federal	**(13,743)**	(667)	(6,508)
Other items, net	**1,718**	1,821	628
Provision for income taxes	**$113,087**	$43,127	$156,249

Note G—Commitments and Contingencies

Operating Leases: Office Depot leases facilities and equipment under agreements that expire in various years through 2021. Substantially all such leases contain provisions for multiple renewal options. In addition to minimum rentals, there are certain executory costs such as real estate taxes, insurance and common area maintenance on most of our facility leases. Certain leases contain provisions for additional rent to be paid if sales exceed a specified amount. The table below shows future minimum lease payments due under non-cancelable leases as of December 29, 2001. These minimum lease payments do not include facility leases that were accrued as merger and restructuring costs or store closure and relocation costs (See **Notes B** and **C**).

(Dollars in thousands)	
2002	$ 400,021
2003	345,876
2004	299,922
2005	251,804
2006	217,219
Thereafter	1,075,627
	2,590,469
Less sublease income	59,526
	$2,530,943

The Company is in the process of opening new stores and CSCs in the ordinary course of business, and leases signed subsequent to December 29, 2001 are not included in the above described commitment amounts. Rent expense, including equipment rental, was approximately $398.1 million, $393.5 million and $321.5 million in 2001, 2000 and 1999, respectively. Included in this rent expense was approximately $0.7 million, $1.1 million, and $0.8 million of contingent rent, otherwise known as percentage rent, in 2001, 2000, and 1999, respectively. Rent expense was reduced by sublease income of approximately $3.0 million in 2001 and 2000, and $3.2 million in 1999.

Guarantee of Private Label Credit Card Receivables: Office Depot has private label credit card programs that are managed by two financial services companies. The Company acts as the guarantor of all loans between our customers and the financial services companies. Maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables, less reserves held by the financial services companies which are funded by us. At December 29, 2001, maximum exposure totaled approximately $252.0 million.

Other: Office Depot entered into an investment agreement with an Internet-based company that may require Office Depot to fund an additional $2.5 million investment.

We are involved in litigation arising in the normal course of business. In our opinion, these matters will not materially affect our financial position or results of operations.

Note H—Employee Benefit Plans

Long-Term Equity Incentive Plan

The Long-Term Equity Incentive Plan, which was approved effective October 1, 1997, provides for the grants of stock options and other incentive awards, including restricted stock, to directors, officers and key employees. After the merger with Viking was completed, their employee and director stock option plans were terminated. When outstanding options issued under Viking's prior plans are exercised, Office Depot common stock is issued.

As of December 29, 2001, there were 49,457,044 shares of common stock reserved for issuance to directors, officers and key employees under the Long-Term Equity Incentive Plan. Under this plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns at least 10% of our outstanding common stock, the option price must be at least 110% of the market price on the date of the grant.

Options granted under this plan and options granted in July 1998 under Viking's prior plans become exercisable from one to five years after the date of grant, provided that the individual is continuously employed with the Company. The vesting periods for all other options granted under Viking's prior plans were accelerated, and the options became exercisable, as of the date of our merger with Viking in August 1998. All options granted expire no more than ten years from the date of grant.

Under this plan, 316,193 shares of restricted stock were issued at no cost to the employees, 63,565 of which have been canceled. The fair market value of these awards approximated $3.9 million at the date of the grants. Common stock issued under this plan is restricted, with vesting periods of up to four years from the date of grant. Compensation expense is recognized over the vesting period.

Tax benefits are recorded based on an estimated stock options activity. Each year, the prior year's estimated tax benefit is adjusted based on the actual stock sold during the year. In 2000, this adjustment resulted in a reduction of estimated 1999 tax benefit and completely offset our 2000 estimated tax benefit (See **Note K**).

Long-Term Incentive Stock Plan

Viking had a Long-Term Incentive Stock Plan that, prior to the merger, allowed Viking's management to award up to 2,400,000 restricted shares of common stock to key Viking employees. Under this plan, 1,845,000 shares were issued at no cost to employees, 1,200,000 of which have been canceled. Pursuant to the merger agreement, shares issued under this plan were converted to Office Depot common stock, and no additional shares may be issued under the plan. The fair market value of these restricted stock awards approximated $10.0 million at the date of the grants. Prior to the merger, the vesting period was 15 years. Because of the plan's change in control provision, however, the employees now vest in their stock ratably over the 15-year period. Compensation expense is recognized over the vesting period.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan, which was approved effective July 1999, replaces the prior plan and Viking's plan and permits eligible employees to purchase our common stock at 85% of its fair market value. The maximum aggregate number of shares eligible for purchase under this plan is 3,125,000.

Other Stock-Based Compensation Plans

There are two stock-based compensation plans that are effective in Australia and the United Kingdom. These plans allow eligible employees to purchase up to 537,813 shares of common stock at 85% of its fair market value.

Retirement Savings Plans

Office Depot has a 401(k) retirement savings plan that allows eligible employees to contribute up to 18% of their salaries, commissions and bonuses, up to $10,500 annually, to the plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Matching contributions of common stock that are made into the plan are equivalent to 50% of the first 3% of an employee's contributions. However, discretionary matching common stock contributions in addition to the normal match may be made. The Company also has a deferred compensation plan, which permits eligible employees, who are restricted from making contributions to the 401(K) plan, to make tax-deferred contributions of up to 18% of their salaries, commissions and bonuses to the plan. Matching contributions to the deferred compensation plan are similar to those under our 401(k) retirement savings plan described above. During 2001, $3.4 million was recognized as compensation expenses under the programs.

Accounting for Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related Interpretations in accounting for stock-based compensation plans. The compensation cost charged against income for the Long-Term Equity Incentive Plan, Long-Term Incentive Stock Plan, Employee Stock Purchase Plans and retirement savings plans approximated $9.4 million, $11.2 million and $12.5 million in 2001, 2000 and 1999, respectively. No other compensation costs have been recognized under our stock-based compensation plans. Had compensation cost for awards under our stock-based compensation plans been determined using the fair value method prescribed by SFAS No. 123, *"Accounting for Stock-Based Compensation,"* our net earnings and earnings per share would have been reduced to the pro forma amounts presented below:

(In thousands, except per share amounts)	**2001**	2000	1999
Net earnings			
As reported	**$201,043**	$49,332	$257,638
Pro forma	**165,068**	11,253	226,424
Basic earnings per share			
As reported	**$ .67**	$ .16	$ .71
Pro forma	**.55**	.04	.63
Diluted earnings per share			
As reported	**$ .66**	$ .16	$ .69
Pro forma	**.54**	.04	.61

The fair value of each stock option granted is established on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2001, 2000, and 1999:

- Expected volatility rates of 40% for 2001, 40% for 2000 and 35% for 1999
- Risk-free interest rates of 4.58% for 2001, 6.37% for 2000 and 5.84% for 1999
- Expected lives of 4.9, 5.6 and 5.6 years for 2001, 2000 and 1999, respectively
- A dividend yield of zero for all three years

A summary of the status of and changes in our stock option plans for the last three years is presented below.

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**36,406,229**	**$12.81**	33,507,066	$15.31	31,369,122	$13.75
Granted	**6,759,000**	**9.41**	9,937,750	8.73	8,123,883	18.85
Canceled	**(2,642,428)**	**13.99**	(6,608,072)	16.45	(1,325,988)	15.91
Exercised	**(5,522,280)**	**7.93**	(430,515)	6.18	(4,659,951)	10.31
Outstanding at end of year	**35,000,521**	**$13.29**	36,406,229	$12.81	33,507,066	$15.31

As of December 29, 2001, the weighted average fair values of options granted during 2001, 2000 and 1999 were $3.92, $4.18, and $8.24, respectively.

The following table summarizes information about options outstanding at December 29, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.17–$ 1.95	25,840	4.3	$ 0.55	25,840	$ 0.55
1.96– 2.94	32,186	0.6	2.55	32,186	2.55
2.95– 4.42	7,200	0.7	3.67	7,200	3.67
4.43– 6.64	588,921	6.5	6.11	292,706	5.80
6.65– 9.97	11,510,448	7.7	8.52	3,568,083	8.52
9.98– 14.96	9,974,697	6.3	11.52	6,408,944	11.93
14.97– 22.45	10,604,500	6.1	18.30	9,173,244	18.52
22.46– 25.00	2,256,729	6.6	24.19	1,384,143	24.17
$ 0.17–$25.00	35,000,521	6.7	$13.29	20,892,346	$14.94

Note I—Capital Stock

Preferred Stock

As of December 29, 2001, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

Stockholder Rights Plan

Effective September 4, 1996, we adopted a Stockholder Rights Plan (the "Rights Plan"). Under this Rights Plan, each of our stockholders is issued one right to acquire one one-thousandth of a share of our Junior Participating Preferred Stock, Series A at an exercise price of $63.33, subject to adjustment, for each outstanding share of Office Depot common stock they own. These rights are only exercisable if a single person or company were to acquire 20% or more of our outstanding common stock or if we announced a tender or exchange offer that would result in 20% or more of our common stock being acquired.

If we are acquired, each right, except those of the acquirer, can be exchanged for shares of our common stock with a market value of twice the exercise price of the right. In addition, if we become involved in a merger or other business combination where (1) we are not the surviving company, (2) our common stock is changed or exchanged, or (3) 50% or more of our assets or earning power is sold, then each right, except those of the acquirer, and an amount equal to the exercise price of the right can be exchanged for shares of our common stock with a market value of twice the exercise price of the right.

We may redeem the rights for $0.01 per right at any time prior to an acquisition.

Treasury Stock

In August 1999, the Board approved a $500 million stock repurchase program. This program was completed by the end of 1999, with the purchase of 46.7 million shares of our stock at a total cost of $500 million plus commissions. During 2000, the Board approved additional stock repurchases of up to $300 million. This program was completed during 2000 with the repurchase of 35.4 million shares of stock. In 2001, the Board approved stock repurchases of up to $50 million a year until cancelled by the Board. During 2001, approximately 252,000 shares were repurchased at a total cost of $4.2 million plus commissions.

Note J—Earnings Per Share

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes that the zero coupon, convertible subordinated notes, if dilutive, are converted as of the beginning of the period and that, under the treasury stock method, dilutive stock options are exercised. Net earnings under this assumption have been adjusted for interest on the zero coupon, convertible subordinated notes, net of the related income tax effect.

The information required to compute basic and diluted net earnings per share is as follows:

(In thousands)	**2001**	2000	1999
Basic:			
Weighted average number of common shares outstanding	**298,054**	309,301	361,499
Diluted:			
Net earnings	**$201,043**	$ 49,332	$257,638
Interest expense related to convertible notes, net of tax	**7,238**	—	12,068
Adjusted net earnings	**$208,281**	$ 49,332	$269,706
Weighted average number of common shares outstanding	**298,054**	309,301	361,499
Shares issued upon assumed conversion of convertible notes	**13,846**	—	24,744
Shares issued upon assumed exercise of stock options	**4,524**	1,930	7,414
Shares used in computing diluted net earnings per common share	**316,424**	311,231	393,657

For 2000, the zero coupon convertible subordinated notes would have been anti-dilutive, and therefore the shares (23.0 million) and related interest expense ($12.1 million) were excluded from our calculation of diluted earnings per share. Options to purchase 12.7 million shares of common stock were not included in our computation of diluted earnings per share for 2001 because their effect would also have been anti-dilutive.

Note K—Supplemental Information on Operating, Investing, and Financing Activities

Additional supplemental information related to the Consolidated Statements of Cash Flows is as follows:

(Dollars in thousands)	**2001**	2000	1999
Cash paid for:			
Interest	**$17,802**	$ 9,099	$ 6,472
Taxes	**15,008**	132,743	118,157
Supplemental non-cash information:			
Assets acquired under capital leases	**8,256**	12,569	37,881
Additional paid-in capital related to tax benefit on stock options exercised (See **Note H**)	**10,218**	(4,640)	22,987
Unrealized gain on investment securities, net of income taxes	—	—	62,128

Note L—Segment Information

Office Depot operates in three reportable segments: North American Retail Division, Business Services Group ("BSG"), and International Division. Each of these segments is managed separately primarily because it serves different customer groups. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see **Note A**).

Senior management evaluates the performance of each business segment based on operating income, which is defined as income before income taxes, interest income and expense, goodwill amortization, merger and restructuring costs, facility closure costs, general and administrative expenses, and pre-opening expenses.

The following is a summary of our significant accounts and balances by segment, reconciled to our consolidated totals.

(Dollars in thousands)		North American Retail Division	BSG	International Division	Eliminations and Other*	Consolidated Total
Sales	**2001**	**$5,842,648**	**$3,763,006**	**$1,552,072**	**$ (3,645)**	**$11,154,081**
	2000	6,487,522	3,618,768	1,467,357	(3,951)	11,569,696
	1999	5,893,385	3,057,187	1,325,372	(3,884)	10,272,060
Earnings Before Income Taxes	**2001**	**$ 300,082**	**$ 285,101**	**$ 227,336**	**$(498,389)**	**$ 314,130**
	2000	239,284	191,996	173,438	(512,259)	92,459
	1999	399,120	256,045	136,488	(377,766)	413,887
Capital Expenditures	**2001**	**$ 76,337**	**$ 44,087**	**$ 56,740**	**$ 30,123**	**$ 207,287**
	2000	106,646	55,690	32,994	72,398	267,728
	1999	195,048	71,810	35,766	89,681	392,305
Depreciation and Amortization	**2001**	**$ 88,227**	**$ 45,699**	**$ 16,866**	**$ 48,642**	**$ 199,434**
	2000	92,276	42,588	18,797	52,049	205,710
	1999	76,982	35,093	15,619	43,389	171,083
Provision for Losses on Accounts Receivable and Inventory	**2001**	**$ 35,739**	**$ 53,712**	**$ 20,109**	—	**$ 109,560**
	2000	30,121	57,628	33,477	—	121,226
	1999	60,003	65,053	20,940	—	145,996
Equity in Earnings of Joint Ventures	**2001**	—	—	**$ 10,892**	—	**$ 10,892**
	2000	—	—	9,436	—	9,436
	1999	—	—	2,041	—	2,041
Assets	**2001**	**$1,803,042**	**$1,198,355**	**$ 864,201**	**$ 466,045**	**$ 4,331,643**
	2000	2,184,976	1,105,936	736,229	169,193	4,196,334

*Amounts included in 'Eliminations and Other' consist of the following:

Sales consist of inter-segment sales, which are generally recorded at the cost to the selling entity.

Earnings Before Income Taxes are primarily associated with corporate activities and are detailed in the following table:

Capital Expenditures, Depreciation and Amortization, and *Assets* included in 'Eliminations and Other' are also related primarily to our corporate activities.

(Dollars in thousands)	**2001**	2000	1999
General and administrative expenses	**$451,722**	$501,700	$381,611
Loss (gain) on investment securities	**14,100**	(12,414)	—
Interest (income) expense, net	**31,199**	22,399	(4,028)
Intersegment transactions	**711**	257	183
Other, net	**657**	317	—
Total	**$498,389**	$512,259	$377,766

Corporate Directors and Officers

Directors

BRUCE NELSON
Chairman of the Board
Chief Executive Officer
Office Depot, Inc.

IRWIN HELFORD
Vice Chairman—Office Depot, Inc.
Chairman Emeritus—Viking Office Products

NEIL AUSTRIAN[2]
Member of the Board

LEE A. AULT, III[1]
Chairman of the Board
In-Q-Tel, Inc.

CYNTHIA R. COHEN[2,3]
President
Strategic Mindshare

DAVID I. FUENTE
Previous Chairman of the Board
Office Depot, Inc.

W. SCOTT HEDRICK[2]
General Partner
InterWest Partners

JAMES L. HESKETT[1,3]
Professor Emeritus
Harvard Business School

MICHAEL J. MYERS[1]
President
First Century Partners

FRANK P. SCRUGGS, JR.[1]
Shareholder
Greenberg Traurig LLP

PETER J. SOLOMON[3]
Chairman & Chief Executive Officer
Peter J. Solomon Company

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Governance & Nominating Committee

Corporate Officers

BRUCE NELSON
Chairman of the Board
Chief Executive Officer

JERRY COLLEY
President
North American Stores

ROBERT J. KELLER
President
Business Services Group

ROLF VAN KALDEKERKEN
President
European Operations

CHARLES E. BROWN
Executive Vice President
Chief Financial Officer

JOCELYN CARTER-MILLER
Executive Vice President
Marketing

JAY CROSSON
Executive Vice President
Human Resources

DAVID C. FANNIN
Executive Vice President,
General Counsel & Corporate Secretary

PATRICIA MORRISON
Executive Vice President
Chief Information Officer

JAMES WALKER
Senior Vice President
Controller

Operating Officers

RICHARD LEPLEY
President
Office Depot Japan

GAYLE C. AERTKER
Executive Vice President
Real Estate

MONICA LUECHTEFELD
Executive Vice President
Electronic Commerce

FRED ABT
Senior Vice President,
Merchandising—Asia Pacific

JEFFREY AIKEN
Senior Vice President
Tax

DENNIS ANDRUSKIEWICZ
Senior Vice President
BSG, Distribution & Supply Chain

CYNTHIA CAMPBELL
Senior Vice President
BSG Eastern Region

ANN CASHMAN
Senior Vice President,
Viking Office Products, U.S. & Australia

REX CIAVOLA, JR.
Senior Vice President
Global Marketing Production

ROBERT CONKLIN
Senior Vice President
MIS Operations

GRAHAM CUNDICK
Senior Vice President
European Marketing

STEVEN S. EMBREE
Senior Vice President
Merchandising Planning

MARK HOLIFIELD
Senior Vice President
Supply Chain Management

INGRID KLUTH
Senior Vice President
Systems Development

JAMES McCLENAHAN
Senior Vice President
BSG Central Region

TIMOTHY TOEWS
Senior Vice President
International Information Technology

DAVE TRUDNOWSKI
Senior Vice President
BSG Western Region

ROBERT VALE
Senior Vice President, BSD Europe
& Country Manager, U.K. and Ireland

CAROLYN CLARKE
Vice President
Treasurer

From left to right:
David I. Fuente, Bruce Nelson, Irwin Helford



From left to right:
Lee A. Ault, III, Neil Austrian, Michael J. Myers



From left to right:
Frank P. Scruggs, Jr., Peter J. Solomon, Cynthia R. Cohen



From left to right:
James L. Heskett, W. Scott Hedrick

Office DEPOT®

2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-4800

www.officedepot.com